Exhibit 2.1

EXECUTION VERSION	Strictly Private & Confidential

Share Sale and Purchase Agreement

between

Wide-Angle Management B.V.

as the Seller

Stoneridge B.V.

as the Purchaser

and

Exploitatiemaatschappij De Berghaaf B.V.

as the Company

relating to

the shares in Exploitatiemaatschappij De Berghaaf B.V.

Simmons & Simmons LLP PO Box 79023 1070 NB Claude Debussylaan 247 1082 MC

Amsterdam The Netherlands

T +31 20 722 2500 F +31 20 722 2599

CONTENTS

1.	Definitions	2

2.	Sale and Purchase of Sale Shares	12

3.	Purchase Price and Earn-Out	12

4.	Purchase Price and Earn-Out Determination	13

5.	Completion Accounts and Earn-Out	14

6.	Completion	17

7.	Post-Completion Undertakings	18

8.	Warranties	18

9.	Liability of the Seller	19

10.	Purchaser's Guarantor	23

11.	Indemnities and IP Indemnity Option	23

12.	Tax Arrangements	24

13.	External Claim	24

14.	Non-Compete	25

15.	Confidentiality and Public Announcement	25

16.	Binding Effect	26

17.	Assignment	26

18.	Partial Invalidity	26

19.	Exclusion	26

20.	Entire Agreement	27

21.	Counterparts	27

22.	Expenses	27

23.	Payments	27

24.	Dissolution and Annulment	27

25.	Further Assurances	27

26.	Notary	28

27.	No Implied Waiver	28

i

28.	Notices	28

29.	Governing Law and Jurisdiction	28

Schedule 1 - Group Companies

Schedule 2 - Calculation Estimated Purchase Price

Schedule 3 - Calculation Earn-Out EBITDA		31

Schedule 4 – Earn Out Covenants		32

Schedule 5 – Completion Actions

Schedule 6 - Index Data Room

Schedule 7 - Data Room Memory Stick

Schedule 8 - Warranties		34

Schedule 9 - Purchaser's Warranties		47

Schedule 10 - Escrow Agreement

Schedule 11 - Notices

Schedule 12 – IP Indemnity Option Notice

Schedule 13 - Tax Arrangements

Schedule 14 - Powers of Attorney

Schedule 15 - Working Capital

Schedule 16 - Disclosure Letter

Schedule 17 - Press Release

ii

THIS AGREEMENT is dated 31 January 2017 and made

BETWEEN:

(1)	WIDE-ANGLE MANAGEMENT B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), incorporated under the laws of the Netherlands, with its registered office at Voorthuizen, the Netherlands, its business address at Van den Bogertlaan 8, 3772 AD Barneveld, the Netherlands, and registered with the trade register of the Chamber of Commerce under number 09087594 (the "Seller");

(2)	STONERIDGE B.V., a private company with limited liability, incorporated under the laws of the Netherlands, with its registered office at Amsterdam, the Netherlands and its business address at Naritaweg 165, Telestone 8, 1043 BW Amsterdam, the Netherlands and registered with the trade register of the Chamber of Commerce under number 67928471 (the "Purchaser"); and

(3)	Stoneridge Inc., a corporation organized under the laws of the State of Ohio, U.S.A., with its registered office at 9400 East Market Street, Warren, OH 44484, U.S.A. (the "Purchaser's Guarantor"); and

(4)	EXPLOITATIEMAATSCHAPPIJ DE BERGHAAF B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), incorporated under the laws of the Netherlands, with its registered office at Barneveld, the Netherlands, its business address at Albert Plesmanstraat 42, 3772 MN Barneveld, the Netherlands, and registered with the trade register of the Chamber of Commerce under number 09081758 (the "Company"), each referred to as a "Party" and jointly referred to as the "Parties";.

BACKGROUND:

(A)	the Seller is the legal and beneficial owner of all of the issued and outstanding shares (the "Sale Shares", as further defined below) in the capital of the Company;

(B)	the Company is the legal and beneficial owner of (i) all of the issued and outstanding shares in the capital of the companies set out in Schedule 1 (Group Companies) (the Company together with the companies set out in Schedule 1 (Group Companies) hereinafter referred to as the "Group Companies" or the "Group") and (ii) 21% of the issued and outstanding shares in the capital of Omniradar B.V.;

(C)	the Group Companies are active in the business of development, design, engineering, production, marketing and sale of vision solutions, consisting of cameras, monitors and ancillary equipment and cables (the "Business");

(D)	the Purchaser’s board of directors has approved that the Purchaser shall enter into the Transaction and, in that context, has approved the final form of this Agreement;

(E)	the Seller now desires to sell to the Purchaser and the Purchaser desires to purchase from the Seller the Sale Shares, upon the terms and subject to the conditions set forth in this Agreement;

(F)	the procedures pursuant to the 2015 Merger Code (SER-besluit Fusiegedragsregels 2015), the applicable Collective Labour Agreement (CAO) and any other applicable notice, consultation and/or filing requirements applicable to the sale, purchase and transfer of the Group under applicable law in the Netherlands and Germany, have been complied with; and

(G)	all consents, approvals and permits whether governmental, regulatory, corporate or otherwise relating to the transactions contemplated by this Agreement (the "Transaction") have been obtained by the Seller and the Purchaser.

AGREE AS FOLLOWS:

1.	Definitions

1.1	Unless explicitly stated otherwise, the following definitions shall have the following meaning:

"Accounts" means the audited consolidated accounts of the Company, consisting of a balance sheet as at the Accounts Date and the profit and loss statement for the period ended on the Accounts Date, together with the explanatory notes thereto and to which BDO Audit & Assurance B.V. has issued an independent auditor’s report, a copy of which is contained in the Data Room under reference numbers 02.01.02.01.01.01, 02.01.02.01.01.02 and 02.01.02.01.01.03;

"Accounts Date" means 23.59 CET on 31 December 2013, 2014 and 2015;

"Accountant" means an accountant of an independent reputable firm of registered accountants (registeraccountants) in the Netherlands of international standing (being either Deloitte Accountants B.V. or KPMG Accountants N.V.) and with the standing to be the Accountant to resolve any dispute between the Parties in connection with the determination of the Completion Accounts and/or to the calculations of the Adjustment Parameters in accordance with clause 5.7 et seq. or the Earn-Out Accounts and/or to the calculations of the Earn-Out Parameters in accordance with clause 5.16 et seq. by means of a binding advice (bindend advies), regarding the identity of the person to be appointed as the Accountant and the terms of his appointment the Parties shall use all reasonable endeavours to reach agreement and, if Parties fail to reach such agreement within 5 Business Days of either Party serving details of a proposed Accountant on the other, either Party may then request the chairman of the Netherlands Institute of Chartered Accountants (Nederlandse Beroepsorganisatie van Accountants) or his substitute to appoint an Accountant and to agree his terms of appointment on behalf of the Parties;

"Accounting Principles" means the accounting principles applied in the preparation of the Accounts, as set out therein;

"Actual Net Debt" means the Net Debt of the Group Companies determined as of immediately prior to giving effect to Completion, as determined in accordance with clause 5 (Completion Accounts);

"Actual Working Capital" means the Working Capital of the Group Companies as per the Completion Date, as determined in accordance with clause 5 (Completion Accounts);

"Adjustment Parameters" has the meaning ascribed thereto in clause 5.1;

"Affiliate" means, with respect to a specified person, all persons controlling, controlled by, or under common control with the specified person.

"Agreed Form" means in relation to any document, substantially the form of that document which has been agreed between the Parties and which has been initialled by or on behalf of each of the relevant Parties for identification purposes;

"Agreement" means this share sale and purchase agreement including the recitals and the schedules thereto;

"Anti-Bribery Laws" means (i) the UK Bribery Act 2010, (ii) the US Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations issued thereunder, and (iii) any other relevant Law that relates to bribery or corruption;

"Authority" means any competent governmental, administrative, supervisory, regulatory, judicial, determinative, disciplinary, enforcement or tax raising body, authority, agency, board, department, court or tribunal of any jurisdiction and whether supranational, national, regional, municipal, provincial or local;

"Base Purchase Price" means an amount of €81,969,500 (in words: eighty-one million, nine hundred sixty-nine thousand, five hundred euro);

"Business" has the meaning ascribed thereto in recital (C);

"Business Day" means a day, other than a Saturday or Sunday, on which banks are open for business in the United States of America and the Netherlands;

"Cash" means, subject to clause 4.3, cash in hand, bank balances, checks and cash equivalents determined as of immediately prior to giving effect to Completion, provided, however, that (i) Cash will exclude Trapped Cash and (ii) for cash held in non-Euro currency, the amount of Cash will be determined by using spot exchange rates as published on Bloomberg as of the close of business on the Business Day before the Completion Date;

"CET" means Central European Time;

"Company" has the meaning ascribed thereto in the heading of this Agreement;

"Completion" means the completion of the sale, purchase and transfer of the Shares in accordance with clause 6 (Completion);

"Completion Accounts" means the consolidated accounts of the Company, consisting of a consolidated balance sheet in respect of the Company as at the Completion Date and a consolidated profit and loss account in respect of the Company for the period ended on such date, prepared on a basis consistent with the Accounting Principles;

"Completion Actions" means each of the actions set forth in Schedule 5 (Completion Actions);

"Completion Date" means the date on which Completion occurs, being the date of this Agreement or such other date as the Seller and the Purchaser may agree;

"Consent Parties" means Tie Nederland B.V. (regarding the agreement included in the Data Room under reference number 03.05.37), Res Software B.V. (regarding the agreement included in the Data Room under reference number 03.05.35), Exact Software Nederland B.V. (regarding the agreement included in the Data Room under reference number 03.05.09), Volvo AB (regarding the agreement included in the agreement included in the Data Room under reference number 03.01.02.02.02), OEM Automatic AB (regarding the agreement included in the Data Room under reference number 03.01.02.05.05), and Manitowoc Crane Group France SAS (regarding the agreement included in the Data Room under reference number 03.01.02.15.03);

"Damage" means (i) all damage, losses, costs (including reasonable legal fees and expenses and reasonable experts’ and consultants’ fees), charges and expenses incurred by the Purchaser or, at the sole discretion of the Purchaser, (ii) the amount required to bring the relevant Group Companies in the same situation (financially and on a €-for-€ basis or, at the option of the Purchaser, otherwise) which would have existed if the fact or circumstance which causes a Warranty to be breached or other obligation to be breached would not have occurred, assessed in accordance with section 6:95 et seq. of the Dutch Civil Code;

"Data Room" means the virtual data room operated by Ansarada Pty Limited containing legal, financial, pension, insurance, commercial, environmental and tax information regarding the Shares, the Group Companies and the Business, the contents of which has been listed in an index attached hereto as Schedule 6 (Index Data Room) and the content has been stored on a memory stick attached hereto as Schedule 7 (Data Room Memory Stick);

"Debt" means, without duplication and subject to clause 4.3, the sum of all of the following types of liabilities and obligations for the Group, on a consolidated basis, each determined as of immediately prior to giving effect to the Completion in accordance with the Accounting Principles: (i) indebtedness for borrowed money (including the principal amount thereof and the amount of accrued and unpaid interest thereon), whether secured or unsecured or for the extension of credit, including, for the avoidance of doubt, all third-party pledges and mortgages; (ii) any deferred commitments for the purchase of property or assets, including any “earnout” or similar payments, for which the property or benefits have already been received; (iii) all obligations to pay rent or other amounts under any lease of real or personal property, which obligations are or would be required to be classified and accounted for as capital or financial leases in accordance with Dutch GAAP in an amount equal to the capitalised amount thereof determined in accordance with Dutch GAAP; (iv) any pension funding deficits, (v) all line items classified as debt-like in accordance with Dutch GAAP set forth in Schedule 2 (Calculation Estimated Purchase Price); (vi) all liabilities of the Group under interest rate swap, hedging or similar agreements;, (vii) all Guarantees and other obligations of the Group in respect of indebtedness for borrowed money of persons other than any of the Group Companies; (viii) all unreimbursed obligations in respect of letters of credit that have been drawn, and (ix) all premiums, fees or penalties related to any of the foregoing and payment obligations with respect to swap, hedging or similar arrangements and related break-up fees. For purposes of this Agreement, Debt includes (A) any and all accrued interest, success fees, prepayment premiums, make-whole premiums, break-up fees or penalties and fees or expenses (including attorneys’ fees) associated with the prepayment of any Debt; (B) all “cut” but uncashed checks issued by any of the Group Companies that are outstanding as of the Completion Date; (C) cash, book or bank account overdrafts to the extent drawn; (D) any and all amounts owed by the Group Companies to the Seller and any of its Affiliates (excluding the Group Companies); (E) any liabilities related to Transaction Expenses; (F) customer credits due for past overpayments, it being understood, for the avoidance of doubt, that Debt does not include any amounts relating to: (i) the preference shares that are part of the Sale Shares (principal amount), (ii) the warranty provision, the maintenance provision, the jubilee provision, (iii) excess vacation reserve, or (iv) any deferred or backlog capex;

"Disclosed Information" means the information made available by or on behalf of the Seller to the Purchaser and its advisers in the Data Room and the Disclosure Letter;

"Disclosure Letter" means the letter of the Seller to the Purchaser of the date hereof attached as Schedule 16 (Disclosure Letter);

"Dutch GAAP" means Dutch generally accepted accounting principles as in effect as at the date of this Agreement;

"Earn-Out" has the meaning ascribed thereto in clause 3.3;

"Earn-Out Accounts" has the meaning ascribed thereto in clause 5.12;

"Earn-Out EBITDA" means the EBITDA of the Group for the financial years 2017 and 2018 normalized in accordance with Schedule 3 (Calculation Earn-Out EBITDA);

"Earn-Out Event" means an event in the period between Completion and 31 December 2018 whereby the Purchaser (a) divests the Group as a whole or substantially the entire Group, as a result of which all Group Companies or those Group Companies representing substantially the entire Group cease to be Affiliates of the Purchaser or (b) sells and transfers the entire or substantially all of business of the Group as a whole to a third-party (i.e. to a party that is not an Affiliate of the Purchaser or any member of the Group);

"Earn-Out Parameters" has the meaning ascribed thereto in clause 5.11;

"Earn-Out Review Period" has the meaning ascribed thereto in clause 5.13;

"EBITDA" means the consolidated operational profit as determined in accordance with Dutch GAAP and the Accounting Principles before (i) deducting any interest accrued as an obligation, whether or not paid, deferred or capitalised; (ii) deducting any income tax or corporation tax and their equivalents in any relevant jurisdiction; (iii) deducting depreciation of fixed assets or the effect of any write down of fixed assets; (iv) amortisation of any goodwill or any other intangible asset and before the effect of any write down of any intangible asset;

"Encumbrance" means any security interest of any kind, including but not limited to a right of pledge, mortgage, usufruct, retention of title, third party right or interest or other security interest whatsoever and any arrest, charge, attachment, option or lien or any similar concept that limits free and unrestricted title and/or use, under any applicable jurisdiction;

"End Date" has the meaning ascribed thereto in clause 9.15;

"Environmental Law" means any international, European, national, regional or local Law (including technical standards imposed by Law, i.a. European BREFs, REACH and PGS-standards (Publicatiereeks Gevaarlijke Stoffen)) relating to the protection of human health and safety (internal and external safety, including fire), the environment or natural resources including, amongst others emissions, noise, air quality, odour, water, nature, flora and fauna, (hazardous) waste, waste transport, nuclear, mining, monuments, building, zoning, or discharges of Hazardous Substances;

"Environmental Licence" means any license, consent, waiver, notification, certificate, registration, permission, permit and/or authority required under Environmental Laws with respect to any aspect of the Business;

"Escrow Agent" means ABN AMRO Bank N.V.;

"Escrow Agreement" means the escrow agreement which is in the Agreed Form and attached as Schedule 10 (Escrow Agreement);

"Escrow Amount" means an amount of €7,500,000 (in words: seven million five hundred thousand euro);

"Estimated Purchase Price" means the estimated purchase price for the Sale Shares payable by the Purchaser to the Seller on the Completion Date as set out in clause 3.1;

"External Claim" has the meaning ascribed thereto in clause 13.1;

"Eye Activities" mean the activities of the Group or any licensee under any license granted by any member of the Group relating to the CornerEye, Rader Eye II and MirrorEye products;

"Finally Resolved Claim" means a claim made by the Purchaser against the Seller pursuant to this Agreement, in relation to which either (i) the Seller has acknowledged liability in writing, (ii) a final arbitral award has been rendered and the Seller has been ordered to pay a sum to the Purchaser or a Group Company or (iii) the Seller and the Purchaser have reached an amicable settlement in writing;

“Fundamental Warranties” means the Warranties contained in paragraphs 1 (Status of the Seller), 2 (The Group Companies) and 3 (The Shares) of Schedule 8 (Warranties) and “Fundamental Warranty” means any of them;

"Group Companies" or "Group" means the Company and its direct and indirect subsidiaries set out in Schedule 1 (Group Companies) and "Group Company" means any of them;

"Governmental Entity" means any government or agency, bureau, board, commission, court department, official, political subdivision, tribunal or other instrumentality of any government, whether federal, state or local, domestic or foreign;

"Guarantees" means any guarantees, indemnities, sureties, letters of comfort, joint and/or several liabilities or any other similar concept under applicable Law pursuant to which a person or entity has or may become liable for the liabilities or obligations of another person or entity;

"Hazardous Substance" means any substance, material or waste that is regulated, classified, or otherwise characterized under or pursuant to any Environmental Law (i.a. REACH) as pollutant, contaminant, toxic, radioactive, hazardous, infectious, disease-causing or words of similar meaning or effect, including asbestos, asbestos-containing material, polychlorinated biphenyls, radon, mould or urea formaldehyde insulation;

"Hold Back Amount" means (a) an amount equal to the amount of a Finally Resolved Claim which may be set-off (verrekenen) by the Purchaser against a payment obligation to the Seller or (b) an amount that has been claimed by the Purchaser from the Seller pursuant to this Agreement (including claims made under an IP Indemnity), but is not a Finally Resolved Claim, which amount (increased by 30% for interest and costs) will be put in escrow with the Escrow Agent;

"Indemnified IP Claim" has the meaning ascribed thereto in clause 11.6;

"Indemnities" means the indemnities specified in clause 11.1 (excluding, for completeness sake, an IP Indemnity, if applicable);

"Intellectual Property Rights" means all copyrights, moral rights, patents, design rights, trademarks and trade names, service marks, domain names, data base rights, trade secrets, computer software, including any updates or new releases, know-how and any other intellectual property rights (whether registered or unregistered) and all applications for any of them, anywhere in the world, or otherwise, as the context may require;

"Interim Accounts" means the consolidated accounts of the Company, consisting of a balance sheet as at the Interim Accounts Date and the profit and loss statement for the year to date period ended on the Interim Accounts Date, together with the explanatory notes thereto, copies of which are contained in the Data Room under reference numbers 02.04.01, 02.04.02 and 02.04.03;

"Interim Accounts Date" means 23.59 CET on 31 October 2016;

"IP Claim" has the meaning ascribed thereto in clause 11.4;

"IP Claim Review Period" has the meaning ascribed thereto in clause 11.5;

"IP Indemnity" has the meaning ascribed thereto in clause 11.6;

"Key Employees" means Mr H.G. van Beusekom, Mr. J. van Beek, Mr. A. van den Brink and Mr. B. van Kooi;

"Law" or "Laws" means all applicable legislation, statutes, directives, regulations, rules, judgements, decisions, decrees, orders, instruments, by-laws, directives and other legislative measures or decisions having the force of law, treaties, conventions and other agreements between states, or between states and the European Union or other supranational bodies, rules of common law, customary law and equity and all civil or other codes and all other laws of, or having effect in, any jurisdiction from time to time and whether before or after the date of this Agreement;

"Leased Real Estate" has the meaning ascribed thereto in paragraph 21.2 of the Warranties;

"Material Adverse Change" means any event, fact, circumstance, condition, change, occurrence, development, effect or matter that results or is reasonably expected to result in a material adverse effect on the current or future commercial, operational or financial position, results of operations, assets, liabilities, prospects or capitalization of the business of any Group Company or (any part of) the Group, individually or in the aggregate;

"Material Contracts" has the meaning ascribed thereto in paragraph 7.1 of the Warranties;

"Material Customer Contract" means any contract (including for the avoidance of doubt: any purchase order or similar document/correspondence) between a Group Company and a customer with a revenue stream in excess of €600,000 (in words: six hundred thousand euro) per year or a duration in excess of one (1) year;

"Material Supplier Contract" means any contract (including for the avoidance of doubt: any purchase order or similar document/correspondence) between a Group Company and a supplier (i) if the supplier accounted for 2% or more of the Group’s total actual purchases in 2014 or 2015, (ii) with a payment obligation in excess of €1,000,000 (in words: one million euro) per year, or (iii) with a duration in excess of one (1) year;

"Minimum Net Asset Value" means, at any relevant moment, an amount equal to the total combined book value of the Seller’s assets (with the exception of any intangible assets such as goodwill, patents and trademarks) minus (i) all of the Seller’s liabilities (including provisions) and (ii) the par value and share premium contributed on preference shares in the capital of the Seller;

"MEKRA Litigation" means the claims made by MEKRA of patent infringement by the Group in relation to the MirrorEye product and the related proceedings initiated by MEKRA against the Group;

"Net Debt" means Debt minus Cash;

"Non-Eye Activities" mean each of the activities of the Group or any licensee under any license granted by any member of the Group, other than the Eye Activities;

"Notary" means a notary (notaris of toegevoegd notaris) of Simmons & Simmons LLP, Amsterdam, the Netherlands;

"Notary’s Bank Account" means the third party account (kwaliteitsrekening) of the Notary with ABN AMRO Bank N.V. in Rotterdam, the Netherlands, with IBAN: NL19ABNA0585909318 and BIC: ABNANL2A;

"Owned Real Estate" has the meaning ascribed thereto in paragraph 21.1 of the Warranties;

"Officials" has the meaning ascribed thereto in paragraph 12.3 of the Warranties;

"Omniradar" means Omniradar B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), incorporated under the laws of the Netherlands, with its registered office at Eindhoven, the Netherlands, and its business address at Torenallee 20, office (kantoor) 5.075, 5617 BC Eindhoven, the Netherlands and registered with the Dutch trade register of the Chamber of Commerce under number 30274697;

"Omniradar Shares" means the 7,714 shares in the capital of Omniradar held by Orlaco Products B.V.;

"Parties" means the parties to this Agreement and "Party" means any of them;

"Pension Plans" means the pension plans of the Group as set out under reference number 06.05 of the Data Room;

"Potential Liability" means a liability to or claim for Tax which may result in a claim against the Seller under Schedule 13 (Tax Arrangements);

"Product Software" means the software developed by or specifically for the (business of the) Group or specifically in relation to the products developed, manufactured, or sold by the Group;

"Purchase Price" has the meaning ascribed thereto in clause 4.1;

"Purchaser" has the meaning ascribed thereto in the heading of this Agreement;

"Purchaser Indemnitee" has the meaning ascribed thereto in clause 13.1;

"Purchaser's Group" means the Purchaser and its Affiliates from time to time, or any one of them from time to time;

"Purchaser's Guarantor" has the meaning ascribed thereto in the heading of this Agreement;

"Purchaser's Tax Group" means the Purchaser and those companies, including as of Completion the Group Companies, which may be treated for relevant Tax purposes as being, or as having at any time been, either a member of the same group of companies as the Purchaser or otherwise associated with the Purchaser;

"Qualifying Claim" means (a) a claim for breach of a Fundamental Warranty or a Warranty relating to Taxes, and (b) an individual claim for breach of Warranty (not being a Fundamental Warranty or a Warranty relating to Taxes) (or series of claims for breach of Warranty (not being a Fundamental Warranty or a Warranty relating to Taxes) arising from the same facts or circumstances or having the same nature) that exceeds €50,000 (in words: fifty thousand euro);

"Real Estate" has the meaning ascribed thereto in paragraph 22.2 of the Warranties;

"Related Parties" means in relation to any person such person’s Affiliates, any private individual who directly or indirectly holds shares or a directorship in such person, any family member up to the second-degree of such private individual and, in relation to Mr. H.G. van Beusekom, Ms. M.S.M. Schulte;

"Release Date" has the meaning ascribed thereto in clause 9.15;

"Review Period" has the meaning ascribed thereto in clause 5.4;

"Sale Shares" means (i) 1,874 ordinary shares in the capital of the Company, numbered 1 – 1,874, with a nominal value of €10 (in words: ten euro) each, and (ii) 1,800 preference shares in the capital of the Company, numbered CP1 – CP1,800, with a nominal value of €10 (in words: ten euro) each, together constituting 100% of the entire issued and outstanding capital of the Company;

"Seller" has the meaning ascribed thereto in the heading of this Agreement;

"Seller’s Group" means the Seller and its Affiliates from time to time, or any one of them, excluding where applicable the Group Companies;

"Seller’s Guarantor" means Mr. H.G. van Beusekom;

"Seller’s Tax Liabilities" has the meaning ascribed thereto in paragraph 1.1 of Schedule 13 (Tax Arrangements);

"Shares" means the Sale Shares and the entire issued share capital of each of the Group Companies;

"Surviving Provisions" means clause 1 (Definitions), clause 15 (Confidentiality; Public Announcement), clause 16 (Binding Effect), clause 17 (Assignment), clause 18 (Partial Invalidity), clause 19 (Exclusion), clause 20 (Entire Agreement), clause 22 (Expenses), clause 23 (Payment), clause 28 (Notices) and clause 29 (Governing Law and Jurisdiction) which shall survive any termination of this Agreement;

"Target Working Capital" means the target working capital as per the Completion Date as determined in accordance with Schedule 15 (Working Capital) (for the avoidance of doubt, determination of the Target Working Capital shall occur by adjusting (the month January 2017 that has been included in) the estimated Target Working Capital for the Actual Working Capital as per the Completion Date, in accordance with Schedule 15 (Working Capital));

"Tax" or "Taxes" means any tax of whatever nature imposed, levied, withheld or assessed by any jurisdiction or any political subdivision or taxing authority thereof or therein, whether on the basis of primary or secondary ;liability, and includes, without limitation, (a) tax on income, profits and gains, (b) any other tax, levy, duty, impost, retributions, environmental tax and levy, charge and withholding of any nature, including any value added tax (VAT), excise, property, sales, transfer, and payroll tax, (c) any obligatory national insurance or social security contributions levied on the basis of public Law, (d) any payments due based on improper state aid relating to Tax whether hidden or not and (e) all penalties, charges and interest relating to any of the foregoing;

"Tax Arrangements" means the tax arrangements made between the Parties set forth in Schedule 13 (Tax Arrangements);

"Tax Authority" means any taxing or other authority competent to impose any liability in respect of Taxes or responsible for the administration and/or collection of Taxes or enforcement of any Law in relation to Taxes;

"Tax Benefit" means (i) any Tax Refund actually received by a Group Company for any taxable period beginning after the Completion Date and (ii) any reduction of Tax actually owing by a Group Company for any taxable period beginning after the Completion Date and (iii) the net present value of any future reduction of Tax resulting from a relief at the level of any Group Company unless it can be reasonably expected that the reduction of Tax in respect of the relief does not lead to a Tax Refund or reduction in Tax actually owing as referred to under (i) and (ii) within two (2) years after the date the relevant amount is due to the competent Tax Authority and only to the extent no specific provision has already been included for such relief in the Completion Accounts which has been included in the calculation of the Purchase Price. The net present value of such a future relief will be calculated (i) using a discount rate equal to 2% (in words: two per cent), (ii) as per the date any amount is due by the Seller to the Purchaser, (iii) on the basis of the then prevailing corporate income tax rates, and (iv) on the assumption that such relief shall be used before any other available relief;

"Tax Liability" means any liability of a Group Company in respect of Tax;

"Tax Refund" means a rebate, refund or repayment in respect of Tax;

"Tax Return" means any return, declaration, report or information relating to Tax, including Schedules and attachments thereto;

"Territory" means Australia, Austria, Bahrain, Belarus, Belgium, Bosnia and Herzegovina, Brazil, Canada, Chile, China, Colombia, Croatia, the Czech Republic, Denmark, Egypt, Estonia, Finland, France, Germany, Greece, Guatemala, Hong Kong, Hungary, Iceland, India, Indonesia, Ireland, Israel, Italy, Japan, Latvia, Lithuania, Luxembourg, Malta, Mexico, Mongolia, The Netherlands, New Zealand, Norway, Oman, Panama, Peru, Poland, Portugal (incl. Azores and Madeira), Qatar, Romania, the Russian Federation, Saudi Arabia, Singapore, Slovakia, Slovenia, South Africa, South-Korea, Spain, Sweden, Switzerland, Taiwan, Turkey, Ukraine, the United Arab Emirates, the United Kingdom, the United States of America, Uruguay and Vietnam;

"Transaction" has the meaning ascribed thereto in recital (G);

"Transaction Documents" means this Agreement, the documents referred to in Schedule 5 (Completion Actions) and any other document executed in connection with the Transaction and "Transaction Document" means any of them;

"Transaction Expenses" means, subject to clause 4.3, all fees, commissions, costs and expenses incurred by the Group or the Seller (to the extent the Group pays or is obligated to pay such fees and expenses incurred by the Seller) on or prior to the Completion in connection with this Agreement, including (A) all brokerage or finders’ fees or agents’ commissions or any similar charges, (B) all legal, accounting, financial advisory, consulting and other fees and expenses of third parties, (C), any other transaction-related bonuses or any change of control, severance or termination payments as per agreements agreed to by the Group prior to or at Completion that are payable or may become payable by the Group in connection with the execution of this Agreement or the consummation of the transactions contemplated by this Agreement;

"Trapped Cash" means, subject to clause 4.3, (i) the aggregate amount of Cash held by the Group that may not be legally distributed out of the distributable reserves or retained earnings (or other comparable concept) of the Group on the Completion Date without consent or approval of any person (other than any of the Group Companies) (e.g. in jurisdictions such as China) plus (ii) the aggregate amount of all Taxes that would be incurred by Purchaser or the Group if all Cash that may be legally distributed out of the distributable reserves or retained earnings of the Group on the Completion Date without the consent or approval of any person (other than any of the Group Companies) was, in fact, so distributed to Purchaser on the Completion Date;

"USRPI Certificate" has the meaning ascribed thereto in clause 6.6;

"Warranties" means the representations and warranties made by the Seller set forth in Schedule 8 (Warranties); and

"Working Capital" means, as of any date of determination and subject to clause 4.3, the current assets accounts (excluding cash and cash equivalents) of the Group identified on Schedule 15 (Working Capital) less the consolidated current liability accounts (excluding any items constituting Debt or Transaction Expenses) of the Group identified on Schedule 15 (Working Capital), all as determined in accordance with the Accounting Principles and the example calculation which is attached hereto as Schedule 15 (Working Capital).

1.2	In this Agreement, a reference to:

(A)	a "subsidiary" is to be construed in accordance with section 2:24(a) of the Dutch Civil Code (Burgerlijk Wetboek);

(B)	a "group company" is to be construed in accordance with section 2:24(b) of the Dutch Civil Code;

(C)	singular words shall include the plural and vice versa and words in a particular gender shall include all genders, unless the context requires otherwise;

(D)	the words "hereof", "herein", "hereto" and "hereunder" and words of similar import shall refer to this Agreement as a whole and not to any particular provision thereof;

(E)	a person includes a reference to a legal entity (rechtspersoon), body corporate, association or partnership;

(F)	a person or a Party includes a reference to that person’s or Party’s successor(s) by universal succession of title;

(G)	references to times, unless otherwise expressly stated, are references to Amsterdam times;

(H)	references to clauses and schedules are references to clauses and schedules to this Agreement and references to paragraphs are, unless otherwise stated, references to paragraphs of the schedule in which the reference appears;

(I)	"including" are to be treated as being without limitation to any specific matters stated as included; and

(J)	to "€", "euro", "Eur", "EUR" or "cents" are to the currency introduced at the start of the third stage of the European economic or monetary union pursuant to the treaty establishing the European Community, as amended or any successor currency used in the Netherlands.

1.3	Where in this Agreement any statement is qualified by the expression "fairly disclosed", that expression shall mean that the information is disclosed in the Disclosed Information and is sufficiently clear on the face of it such that a reasonable purchaser (assisted by professional advisers) reading such information would understand the nature and scope of it. For the avoidance of doubt, a reference to information or a document that is not in fact included in the Disclosed Information does not amount to "fair disclosure" of that document or the information in it.

1.4	"Seller’s Knowledge" or "Seller’s Best Knowledge" and any other similar statement or expression that refers to the knowledge, information, belief or awareness of the Seller, refers to the knowledge of each of the Key Employees and is deemed to include the knowledge which those persons would have obtained after due and careful consideration and enquiry within the business of the Group Companies. "Purchaser’s Knowledge" refers to the actual knowledge of Mr. G. Strickler, Mr. J. Michael, Mr. S. Fox, Mr. P. Kruk and Ms. M. Wibeck.

1.5	In this Agreement, clause headings are inserted for convenience purposes only. They do not affect the construction or interpretation of this Agreement.

1.6	In case of conflict between or inconsistency of the provisions of the actual agreement and the contents of the schedules, the provisions of the actual agreement shall prevail.

1.7	Any legal concepts expressed in the English language in this Agreement describe Dutch legal concepts only and the consequences of any such legal concepts, terms or expressions under English Law or any other Law shall be disregarded. In case of conflict between Dutch legal concepts mentioned between brackets and/or in italics in this Agreement and the English translation thereof as used in this Agreement, the Dutch text, and its meaning thereof under Dutch law, will prevail.

2.	Sale and Purchase of Sale Shares

2.1	Subject to the terms and conditions of this Agreement, the Seller hereby sells to the Purchaser the Sale Shares and Purchaser hereby purchases from the Seller the Sale Shares, free and clear from any and all Encumbrances.

2.2	Subject to the terms of this Agreement, all results and dividends accrued to the Sale Shares as of 23.59 a.m. CET on and as from the Completion Date will be for the risk and benefit of the Purchaser.

2.3	The Seller undertakes to transfer the Sale Shares free and clear of Encumbrances to the Purchaser and the Purchaser undertakes to accept the relevant Sale Shares on the Completion Date, in accordance with the provisions of clause 6 (Completion) and Schedule 5 (Completion Actions).

3.	Purchase Price and Earn-Out

3.1	The Estimated Purchase Price is equal to €74,938,785 (in words: seventy-four million, nine hundred thirty-eight thousand, seven hundred eighty-five euro). The calculation of the Estimated Purchase Price is attached as Schedule 2 (Calculation Estimated Purchase Price).

3.2	The Purchase Price and the Earn-Out shall be determined in accordance with clauses 4 and 5.

3.3	An amount additional to the Purchase Price up to €7,500,000 (in words: seven million five hundred thousand euro) (the "Earn Out") will be payable to the Seller as follows:

(A)	an initial €5,000,000 (in words: five million euro) less any Hold Back Amount will be payable to the Seller if the aggregate Earn-Out EBITDA (as defined below) of the Group during the first two years (financial years 2017 and 2018) following Completion equals or exceeds €20,043,000 (in words: twenty million forty three thousand euro); and

(B)	an additional €2,500,000 (in words: two million five hundred thousand euro) less any Hold Back Amount will be payable to the Seller if the aggregate Earn-Out EBITDA of the Group during the first two years (financial years 2017 and 2018) following Completion exceeds €22,153,000 (in words: twenty-two million hundred fifty three thousand euro).

3.4	Where the Hold Back Amount is not the amount of a Finally Resolved Claim, the Purchaser shall deposit the amount concerned into the escrow account with the Escrow Agent, on substantially the same terms as the Escrow Agreement.

3.5	In determining the Earn-Out EBITDA of the Group over the financial years 2017 and 2018 the Parties shall observe the methods of calculation and normalisation as set out in Schedule 3 (Calculation Earn-Out EBITDA).

3.6	In the event an Earn-Out Event takes place prior to 31 December 2018, the Purchaser shall, in deviation of clause 3.3, pay 100% of the Earn-Out to the Seller within 30 Business Days of the occurrence of such Earn-Out Event.

4.	Purchase Price and Earn-Out Determination

4.1	The Purchase Price is equal to:

(A)	the Base Purchase Price;

(B)	minus €7,500,000 (in words: seven million five hundred thousand euro) in relation to the Earn-Out, which is subject to the terms and conditions set out in clause 3.3;

(C)	minus the Actual Net Debt (whereby, if the amount of Actual Net Debt is a negative amount, this amount shall be added to the Base Purchase Price);

(D)	adjusted by the difference between the Target Working Capital and the Actual Working Capital such that:

(1)	if the Actual Working Capital exceeds the Target Working Capital, the amount of such excess is added to the Base Purchase Price; and

(2)	if the Actual Working Capital is less than the Target Working Capital, the amount by which the Actual Working Capital is less than the Target Working Capital is deducted from the Base Purchase Price.

4.2	For the avoidance of doubt: any amount shall only be taken into account once (i.e. either as Debt, Cash or Working Capital) in calculating the Purchase Price.

4.3	An example calculation of the amount of the Purchase Price is attached as Schedule 2 (Calculation Estimated Purchase Price). Notwithstanding any other provisions of this Agreement, for the calculation of the Purchase Price, where line items from the Completion Accounts concern the same items as included in the example calculation, such line items shall be classified in the same manner (i.e. as Debt, Cash, Trapped Cash, Transaction Expenses or Working Capital) as set out in such example calculation.

4.4	If as a result of such determination it is established that the Estimated Purchase Price differs from the Purchase Price, then:

(A)	in the event that the amount of the Purchase Price exceeds the Estimated Purchase Price, the Purchaser shall pay to the Seller in cash a sum equal to the excess; or

(B)	in the event that the amount of the Purchase Price is less than the amount of the Estimated Purchase Price, the Seller shall pay to the Purchaser in cash a sum equal to the difference.

4.5	Any payment pursuant to clause 4.2 shall be made within 5 Business Days following the day on which the Actual Net Debt and the Actual Working Capital are finally determined in accordance with clause 5 (Completion Accounts).

5.	Completion Accounts and Earn-Out

Purchase price determination

5.1	In order to determine the Actual Net Debt, the Actual Working Capital and the Target Working Capital (together the "Adjustment Parameters") and the Purchase Price the Parties shall proceed as follows.

5.2	The Purchaser shall prepare the Completion Accounts and shall deliver the Completion Accounts and the calculation of the Adjustment Parameters to the Seller ultimately within 90 days following the Completion Date. The Completion Accounts shall reflect the underlying calculation of any Tax accrued by the Group Companies.

5.3	Prior to Completion, the Seller and the Group Companies shall cooperate to commence the preparation of the Completion Accounts.

5.4	The Seller shall review the Completion Accounts and the Adjustment Parameters calculations within a period of up to 30 days following the receipt of the Completion Accounts from the Purchaser (the "Review Period").

5.5	The Purchaser shall, and shall procure that the Group Companies shall, provide the Seller and its advisers during the Review Period with all information, assistance and access to stock, books and records of account, documents, files, papers and other information stored electronically or otherwise which they may reasonably require for the purposes of assessing the correctness of the Completion Accounts and the calculation of the Adjustment Parameters provided by the Purchaser.

5.6	Ultimately on the last day of the Review Period, the Seller will advise the Purchaser in writing whether it accepts the Completion Accounts and the resulting amounts of Adjustment Parameters, for the purpose of the determination of the Purchase Price. In the event the Seller fails to advise Purchaser whether it accepts the Completion Accounts and the calculation of the Adjustment Parameters within the Review Period, the amounts of the Adjustment Parameters shall be deemed established in accordance with the calculations of the Purchaser and the Purchase Price shall be determined accordingly.

5.7	If the Seller within the Review Period, advises the Purchaser that it does not agree to the Completion Accounts and/or to the calculations of the Adjustment Parameters, the Seller will inform the Purchaser in writing of its specific reasons for such disagreement, which dispute can only be that the Completion Accounts and/or the calculation of the Adjustment Parameters have not been prepared or calculated in accordance with this Agreement. The Purchaser and the Seller will during a subsequent period of 30 days discuss the Seller’s objections and try to reach a settlement thereof. Any matters in dispute, and such matters only, which remain unsettled at the end of such second 30 day period will be settled by way of binding advice to be delivered by the Accountant. As promptly as practicable thereafter (and, in any event, within 10 days after the Accountant’s engagement), each Party shall each prepare and submit a presentation detailing each party’s complete statement of the proposed resolution of the matters in dispute to the Accountant, and the Accountant can only consider such disputed items submitted based solely upon the application of the Accounting Principles and respective presentations by each of Purchaser and the Seller. In resolving any matter in dispute in accordance with the Accounting Principles, the Accountant may not assign a value to any item greater than the greatest value for such item claimed by either Party or less than the least value for such item claimed by either party. The Accountant’s advice shall be binding on all Parties. The binding advice will contain not only the Accountant’s decision on the Completion Accounts and on the Adjustment Parameters, but therewith also the Accountant’s final and binding calculation of the Purchase Price.

5.8	Each of the Parties shall cooperate fully with the Accountant and provide the Accountant with all information which is in its possession to enable the Accountant to deliver his decision regarding the matters in dispute and the final binding calculations of the Adjustment Parameters no later than 20 days from his appointment.

5.9	The costs of the binding advice shall be allocated between the Parties as determined by the Accountant based on the principle that the amount of costs paid by Seller (with the remainder of such amount being paid by Purchaser) shall be equal to the product of (x) and (y), where (x) is the aggregate amount of such costs, and where (y) is a fraction, the numerator of which is the amount in dispute that is ultimately unsuccessfully disputed by the Seller (as determined by the Accountant) and the denominator of which is the total value in dispute, unless in the event of an extra-ordinary circumstance that in the reasonable opinion of the Accountant dictates the cost allocation to be determined differently.

Earn-Out determination

5.10	The covenants set out in Schedule 4 (Earn-Out Covenants) shall apply during the period from Completion to the date upon which the Earn-Out has been finally determined and (if applicable) paid in accordance with the provisions of this Agreement.

5.11	In order to determine the EBITDA of the Group, the normalizations set out in Schedule 3 (Calculation Earn-Out EBITDA) and the Earn-Out EBITDA for financial years 2017 and 2018 (together the "Earn-Out Parameters"), the Parties shall proceed as follows.

5.12	No later than 4 months after the end of the Company’s financial year 2018, the Purchaser shall deliver the Company’s audited consolidated annual accounts over the years 2017 and 2018, prepared in a manner consistent with the Accounting Principles (the "Earn-Out Accounts"), as well as the calculation of the Earn-Out Parameters to the Seller.

5.13	The Seller shall review the Earn-Out Accounts and the Earn-Out Parameters calculations within a period of 30 days following receipt of the Earn-Out Accounts from the Purchaser (the "Earn-Out Review Period").

5.14	The Purchaser shall, and shall procure that the Group Companies and the Purchaser's and the Group Companies' accountants shall, provide the Seller and the Seller's advisers during the Earn-Out Review Period with all information, assistance and access to stock, books and records of account, documents, files, papers and other information stored electronically or otherwise which they may reasonably require for the purposes of assessing the correctness of the Earn-Out Accounts and the Earn-Out Parameters calculations provided by the Purchaser.

5.15	Ultimately on the last day of the Earn-Out Review Period, the Seller will advise the Purchaser in writing whether it accepts the Earn-Out Accounts and the amounts of Earn-Out Parameters, for the purpose of the determination of the Earn-Out. In the event the Seller fails to advise the Purchaser whether they accept the Earn-Out Accounts and the calculation of the Earn-Out Parameters within the Earn-Out Review Period, the amounts of the Earn-Out Parameters shall be deemed established in accordance with the calculations of the Purchaser and the Earn-Out shall be determined accordingly.

5.16	If the Seller within the Earn-Out Review Period advises the Purchaser that it does not agree to the Earn-Out Accounts and/or to the calculations of the Earn-Out Parameters, the Seller will inform the Purchaser in writing of its specific reasons for such disagreement and a list of proposed adjustments, all substantiated in sufficient detail so as to allow proper assessment thereof by the Purchaser. The Purchaser and the Seller will during a subsequent period of 30 days discuss the Seller's objections and try to reach a settlement thereof. Any matters in dispute, and such matters only, which remain unsettled at the end of such second 30 day period will be settled by way of binding advice to be delivered by the Accountant. As promptly as practicable thereafter (and, in any event, within 10 days after the Accountant’s engagement), each Party shall each prepare and submit a presentation detailing each Party’s complete statement of the proposed resolution of the matters in dispute to the Accountant, and the Accountant can only consider such disputed items submitted based solely upon the application of the Accounting Principles and respective presentations by each of Purchaser and the Seller. In resolving any matter in dispute in accordance with the Accounting Principles, the Accountant may not assign a value to any item greater than the greatest value for such item claimed by either Party or less than the least value for such item claimed by either party. The Accountant’s advice shall be binding on all Parties. The binding advice will contain not only the Accountant's decision on the Earn-Out Accounts and on the Earn-Out Parameters, but therewith also the Accountant’s final and binding calculation of the Earn-Out.

5.17	Each of the Parties shall cooperate fully with the Accountant and provide the Accountant with all information which is in its possession to enable the Accountant to deliver his decision regarding the matters in dispute and the final binding calculations of the Earn-Out Parameters and the Earn-Out no later than 20 days from his appointment.

5.18	The costs of the binding advice shall be allocated between the Parties as determined by the Accountant based on the principle that the amount of costs paid by the Seller (with the remainder of such amount being paid by Purchaser) shall be equal to the product of (x) and (y), where (x) is the aggregate amount of such costs, and where (y) is a fraction, the numerator of which is the amount in dispute that is ultimately unsuccessfully disputed by the Seller (as determined by the Accountant) and the denominator of which is the total value in dispute, unless in the event of an extra-ordinary circumstance that in the reasonable opinion of the Accountant dictates the cost allocation to be determined differently.

5.19	Nothing in this Agreement shall limit the Purchaser's right to change the accounting principles for the (statutory) annual accounts of any of the Group Companies, provided however that if such accounting principles deviate from the Accounting Principles, the Purchaser shall ensure that the EBITDA required to calculate the Earn Out, shall be calculated using the Accounting Principles and in accordance with this Agreement.

6.	Completion

6.1	Completion shall take place at the Amsterdam offices of Simmons & Simmons LLP on the Completion Date.

6.2	Ultimately at 10.00 a.m. CET on the Completion Date the Purchaser shall pay (or procure the payment of) the Estimated Purchase Price on the Notary's Bank Account. The Notary shall hold such amount for the benefit of the Purchaser until the execution of the Deed of Transfer. Upon execution of the Deed of Transfer, the Notary shall hold (i) the Estimated Purchase Price minus the Escrow Amount, for the benefit of the Seller, and (ii) the Escrow Amount for the benefit of the Escrow Agent.

6.3	At or prior to Completion each Party shall perform, or procure the performance of, each of the actions and obligations listed in relation to it in Schedule 5 (Completion Actions) in the order in which they are required to be carried out pursuant to that schedule.

6.4	A Party shall not be obliged to complete the transfer and acceptance of any of the Sale Shares unless the other Parties comply with their obligations under this Agreement.

6.5	If (i) either the Seller or the Company or (ii) Purchaser fails to perform any action which it is obliged to perform to effect Completion (including the Completion Actions) within the agreed time frame or, if no specific time frame was agreed, as soon as reasonably possible, the Purchaser (in case of a failure on the part of one of the other Parties) or the Seller (in case of a failure on the part of Purchaser) shall be entitled to, at its sole discretion and in addition to, and without prejudice to, any other rights, claims or remedies available under this Agreement or by applicable Law (including its right to claim damages, irrespective whether this Agreement is terminated):

(A)	demand from the non-performing Party to perform the relevant action or actions on a day and time to be determined by the other Party;

(B)	determine a new date for Completion, which date shall be within 15 days following the date of Completion scheduled before, if any;

(C)	demand the non-performing Party fully cooperate to effectuate Completion so far as practicable taking into account the defaults which have occurred; or

(D)	terminate this Agreement without any liability on its part, by giving written notice thereof to the non-performing Party, in which case the Surviving Provisions shall continue to apply after termination.

6.6	Prior to Completion, the Company shall provide a certificate ("USRPI Certificate"), dated not more than 30 days prior to Completion, that the shares of Orlaco Inc. are not a U.S. real property interest in compliance with United States Treasury Regulation section 1.1445-2(c)(3) and dated not more than 30 days prior to Completion.

7.	Post-Completion Undertakings

7.1	Subject to Completion, the Group Companies and the Purchaser shall be deemed released and discharged by the Seller and its Affiliates (represented for the purposes of this clause by the Seller) from all liabilities to the Seller and their Affiliates, except with respect to liabilities pursuant to:

(A)	this Agreement; and

(B)	the Transaction Documents.

7.2	Subject to Completion, the Seller hereby indemnifies the Purchaser and the Group Companies from and against any and all liabilities towards, and claims from, its Affiliates which have or should have been released pursuant to clause 7.1. Clause 7.1 and this clause are third party stipulations (derdenbedingen) in favour the Group Companies, stipulated at the request of the Purchaser.

7.3	The Seller shall procure, with effect from the Completion Date, the release of the Group Companies from any (joint and/or several) Guarantees and other liabilities given by, assumed by or binding upon any Group Company in relation to any of the liabilities of the Seller and/or any of its Related Parties. The Seller shall indemnify and hold the Purchaser harmless and, as an irrevocable third party stipulation (derdenbeding) stipulated by the Purchaser, the Group Companies, against all amounts to be paid by any of them pursuant to any such Guarantees and other liabilities.

7.4	The Purchaser shall, and shall procure that the Group Companies shall, (i) retain for a period of 7 years from Completion, or such shorter or longer period as may be prescribed by applicable Law, all books, records and other written information relating to the Group up to and including the Completion Date and (ii) for the period that such records are retained, provide the Seller and its representatives and advisers upon reasonable written request and notice and at the Seller’s costs, with copies of such Records as may be reasonably required by the Seller to comply with their legal obligations in relation to Taxation.

8.	Warranties

8.1	The Seller hereby represents and warrants to the Purchaser that at the date of this Agreement and at the Completion Date each of the Warranties of Schedule 8 (Warranties) is true, accurate and not misleading.

8.2	The Seller acknowledges that the Purchaser has entered into this Agreement in full reliance on the Warranties and the Indemnities and other covenants contained herein.

8.3	The Purchaser agrees that, save to the extent explicitly covered by a Warranty or an Indemnity or otherwise as explicitly provided for in this Agreement, no representation, warranty, guarantee or any other form of comfort, whether express or implied, is given to Purchaser concerning the Shares, the Group, the Business and/or any part of the Disclosed Information.

8.4	No due diligence investigations conducted by or on behalf of the Purchaser and no facts or circumstances known to the Purchaser, its officers or advisers at the date of this Agreement or at the Completion Date will prejudice or mitigate the Purchaser’s rights to claim under the Warranties, except to the extent fairly disclosed in the Disclosed Information. The Purchaser confirms that, to the Purchaser’s Knowledge, at the date of this Agreement it is not aware of any breach of Warranty which may lead to a claim for breach of Warranty in accordance with the provisions of this Agreement.

8.5	Each of the Warranties shall be construed separately and shall not be limited or restricted by reference to or inference from the terms of any other of the Warranties or any other terms of this Agreement. The Purchaser acknowledges and accepts that the Warranties in paragraph 20.5 of Schedule 8 (Warranties) are the sole Warranties regarding infringement of Intellectual Property Rights of third parties, and that a claim for infringement of Intellectual Property Rights of third parties cannot be made under any other Warranty than the Warranties contained in paragraph 20.5 of Schedule 8 (Warranties). Notwithstanding the preceding sentence, the Purchaser acknowledges and accepts that it shall not be entitled to make any claim under the Warranties contained in paragraph 20.5 of Schedule 8 (Warranties) in relation to any claim brought within a period of one year as from the Completion Date against any of the Group Companies by Actia S.A., Continental AG, Delphi Automotive LLP, Robert Bosch GmbH and/or Visteon Corporation (or any of their Affiliates). The Seller hereby confirms that, to its actual knowledge (including, for the avoidance of doubt, the actual knowledge of the Key Employees, but without due and careful consideration and enquiry within the business of the Group Companies), at the date of this Agreement it is not aware that any of the Group Companies infringes any Intellectual Property Rights of Actia S.A., Continental AG, Delphi Automotive LLP, Robert Bosch GmbH and/or Visteon Corporation (or any of their Affiliates).

8.6	The Purchaser hereby represents and warrants to the Seller that at the date of this Agreement and at the Completion Date each of the Warranties of Schedule 8 (Purchaser's Warranties) is true, accurate and not misleading.

9.	Liability of the Seller

General

9.1	The Seller shall be liable to the Purchaser for any Damage and will indemnify (vrijwaren) the Purchaser or the Group Companies for any Damage in the event of a breach of any of the Warranties or any other breach of this Agreement, without limiting or precluding any other rights or remedies which the Purchaser may have under this Agreement or Law.

9.2	Any payment made, or to be made by the Seller to the Purchaser under this Agreement in respect of a breach of the Warranties or otherwise shall be treated as a reduction of the Purchase Price.

Notice

9.3	If the Purchaser becomes aware of a breach of one or more of the Warranties, the Purchaser shall inform the Seller hereof in writing as soon as practicable, and in any event within 40 calendar days of actually becoming aware of such breach, stating, to the extent reasonably possible, a summary of the facts and circumstances that have led to such breach, an estimate (to the extent feasible) of the amount of Damage involved, and providing any material supporting documentation and information reasonably available to the Purchaser or the Group in respect of such breach and the estimate of the Damage.

9.4	The failure of the Purchaser to notify the Seller within 40 calendar days after it becoming aware of a claim shall not in any way reduce or exclude the Seller’s liability or affect the Purchaser’s ability or right to make a claim under this clause 9 (Liability of the Seller) provided, however, that the Seller shall not be liable to the Purchaser to the extent that this failure to notify the Seller in time has caused or aggravated the Damage, or to the extent it has limited the Seller in its position to defend or mitigate the relevant claim.

9.5	The Purchaser shall keep the Seller reasonably informed of any material development in relation to any claim notified to the Seller.

Maximum liability and threshold

9.6	Subject to clause 11.8, in case of a claim of the Purchaser against the Seller in connection with this Agreement (including for a breach under the Warranties):

(A)	the aggregate liability of the Seller shall not exceed the Purchase Price in relation to any claims for breach of one or more of the Fundamental Warranties;

(B)	the aggregate liability of the Seller for all other claims shall, subject to clause 9.7, not exceed an amount of €15,000,000 (in words: fifteen million euro),

provided that the aggregate liability of the Seller for all claims in connection with this Agreement shall, subject to clause 9.7, not exceed the Purchase Price.

9.7	Clause 9.6 shall in no way limit or restrict the Purchaser's right to claim (i) for specific performance of any of the obligations of the Seller pursuant to this Agreement with the exception of a breach of the Warranties for which the Purchaser may only claim monetary damages and (ii) payment of the Seller in relation to clauses 3 (Purchase Price and Earn-Out), 4 (Purchase Price and Earn-Out Determination) and 5 (Completion Accounts and Earn-Out).

9.8	No liability under the Warranties shall attach to the Seller in the event that the aggregate of all Qualifying Claims does not exceed €750,000 (in words: seven hundred fifty thousand euro); in case this threshold is exceeded, the Seller shall be liable for the full amount and not only for the excess.

Time limitations

9.9	The Purchaser’s right to claim compensation for Damage for breach of one or more of the Warranties lapses after 18 months after the Completion Date, provided that:

(A)	with respect to the Warranties relating to Taxes, the Purchaser’s right to claim lapses through expiry of the period relevant to such Taxes under the applicable statute of limitations plus 3 months;

(B)	with respect to paragraphs 1 (Status of the Seller), 2 (The Group Companies), and 3 (The Shares) of the Warranties, the Purchaser’s right to claim lapses through expiry of the relevant period under the applicable statute of limitations;

(C)	with respect to paragraph 22 (Environmental) of the Warranties, the Purchaser’s right to claim lapses 5 years after the Completion Date; and

(D)	with respect to paragraph 20 (Intellectual Property) of the Warranties, the Purchaser’s right to claim lapses 3 years after the Completion Date,

unless prior to the relevant expiry date notice of a (contingent) claim has been given by the Purchaser to the Seller.

Limitation of liability

9.10	In case of a claim of the Purchaser under this Agreement:

(A)	no liability shall attach to the Seller to the extent a specific provision in respect of the matter giving rise to the claim has been made in the Completion Accounts or is taken into account as a downward effect in the calculation of the Purchase Price;

(B)	no liability shall attach to the Seller to the extent the loss or Damage giving rise to the claim has actually been recovered by the Group Companies under any policy of insurance or from a third party and the Purchaser shall use reasonable/commercial efforts to recover the loss or damage giving rise to the claim under any policy of insurance;

(C)	no liability shall attach to the Seller to the extent the loss or Damage giving rise to the claim has actually been recovered by the Group Companies from a third party, and the Purchaser shall use reasonable/commercial efforts to recover the loss or damage giving rise to the claim from such third party (whereby the Purchaser may take into account the reasonable commercial interests of the Purchaser or the Group Companies);

(D)	no liability shall attach to the Seller to the extent the claim arises as a result of any voluntary change in the accounting principles or in the taxation policy applied by any Group Company after the Completion Date;

(E)	no liability shall attach to the Seller to the extent the claim would not have arisen had there not been an amendment to applicable Law after the Completion Date;

(F)	no liability shall attach to the Seller to the extent the alleged Damage or liability arises or is a direct consequence only of any failure by the Purchaser or any of the Group Companies after the Completion Date to comply with any of their respective obligations under this Agreement, unless such non-compliance is the result of an enforceable legal obligation on the Purchaser or any of the Group Companies that existed prior to Completion;

(G)	no liability shall attach to the Seller if Purchaser has not initiated legal proceedings against the Seller in respect of any claim made within 9 months following expiry of the relevant time limitation as set forth in clause 9.9; and

(H)	in assessing any liabilities, damages or other amounts recoverable by the Purchaser and/or the Group Companies under this Agreement, any Tax Benefit obtained in consequence of the matter which gives rise to such liability by the Group Companies and/or the Purchaser shall be taken into account.

9.11	The limitations of liability contained in this clause 9 (Liability of the Seller) are subject to clause 11.8 and shall not apply in the event the Seller or any Group Company has intentionally (opzettelijk) withheld or intentionally (opzettelijk) misrepresented information to the Purchaser, irrespective whether the Purchaser has requested for such information on or prior to the date of this Agreement, and otherwise in the event of fraud.

9.12	A discharge given to a supervisory or managing director or other officer of any of the Group Companies shall in no respect affect or prejudice the rights of the Purchaser under this Agreement vis-à-vis the Seller.

9.13	The Seller and the Purchaser confirm that they will not claim damages and/or losses incurred by it as a result of a breach of this Agreement or Indemnities from the Group Companies or their directors or employees except in the case of fraud (bedrog) or gross negligence.

9.14	Nothing in this Agreement shall prejudice the Purchaser’s duty in law, to take all measures reasonably necessary to mitigate any Damage.

Security: sufficient funds undertaking

9.15	To ensure the Seller’s ability to satisfy its liability and indemnification obligations hereunder, the Seller shall and the Seller’s Guarantor shall ensure and guarantee that:

(A)	during the period of 3 years from the Completion Date (the last day of such period hereinafter the "Release Date"), the Seller shall maintain a combined Minimum Net Asset Value of €2,500,000 (in words: two million five hundred thousand euro); and

(B)	during the period between the Release Date and 5 years and 6 months from the Completion Date (the last day of such period hereinafter the "End Date"), the Seller shall maintain a combined Minimum Net Asset Value of €1,000,000 (in words: one million euro), during which periods the Seller shall keep available in cash, cash equivalents or attachable current assets (vlottende activa) which can, at any moment, be converted into liquid assets within 3 months for an amount at least equal to the relevant Minimum Net Asset Value.

9.16	In the event the Purchaser has notified the Seller of any claim against the Seller prior to or at the Release Date or the End Date, as applicable, and any of such notified claims has not been finally resolved prior to the Release Date or the End Date, as applicable, the guaranteed Minimum Net Asset Value shall be decreased to €1,000,000 (in words: one million euro) or €0 (in words: zero euro), as applicable, plus an amount equal to the total of all claims that has not been finally resolved at the Release Date or the End Date, as applicable. A claim shall be deemed finally resolved for the purpose of this clause, in the event (i) the Seller has acknowledged liability and paid the claim to the Purchaser, (ii) a final arbitral award has been rendered in relation to such claim and the Seller has paid all payment obligations thereunder to the Purchaser or (iii) the relevant Parties have reached an amicable settlement in relation to such claim in writing and the Seller has paid all payment obligations thereunder to the Purchaser.

9.17	The Seller will provide the Purchaser with annual accounts for each year relevant for this clause within 4 months after the end of the relevant financial year of the relevant Seller. In addition, the Purchaser may require the Seller at any time to provide a statement of a certified accountant confirming that relevant Seller meets the Minimum Net Asset Value requirements, provided that the reasonable out of pocket costs for these additional statements shall be borne by the Purchaser.

9.18	In the event at any time the Seller would not meet the Minimum Net Asset Value requirements set forth hereunder, the Seller or the Seller’s Guarantor will at the first written request of Purchasers procure that the applicable Minimum Net Asset Value shall be met without delay. For the avoidance of doubt, the liability of the Seller’s Guarantor pursuant to this Agreement shall not exceed an amount equal to the difference between the guaranteed combined Minimum Net Asset Value and the amount of the Seller’s actual combined Minimum Net Asset Value.

Security: escrow

9.19	As security for the payment obligations of the Seller arising under this Agreement, the Seller, the Purchaser and the Escrow Agent shall on or before the Completion Date enter into the Escrow Agreement substantially in the form attached as Schedule 10 (Escrow Agreement), in which – among other things – it is stipulated that:

(A)	an amount equal to the Escrow Amount will be held in escrow until the date that is 18 months after the Completion Date, extended with such term as required to settle any claims made under this Agreement of which written notice is given to the Seller and the Escrow Agent before such date which have not been finally resolved (as meant in clause 9.16);

(B)	the Escrow Amount will on the date that is 18 months after the Completion Date be reduced to nil plus the aggregate amount of claims made under this Agreement of which written notice is given to the Seller and the Escrow Agent before such date which have not been finally resolved (as meant in clause 9.16); and

(C)	except for payment out of the escrow account as a consequence of a lapse of time as described here above in sub clauses (B) and (C), amounts can be paid out of the escrow account (i) at all times based on a joint instruction of the Purchaser and the Seller, and (ii), if claims are made under this Agreement of which written notice is given to the Seller and the Escrow Agent, such claims are paid on the basis of a joint written instruction of the Purchaser and the Seller or on the basis of an instruction of a lawyer representing either the Purchaser or the Seller after a final judgment or arbitral award has been rendered to resolve a dispute under this Agreement, which judgement or arbitral award is no longer subject to appeal.

10.	Purchaser's Guarantor

The Purchaser's Guarantor hereby unconditionally and irrevocably guarantees, as a separate and independent obligation, the due and punctual performance of the payment obligations regarding the Purchase Price and the Earn-Out of the Purchaser pursuant to this Agreement.

11.	Indemnities and IP Indemnity Option

Indemnities

11.1	Notwithstanding clause 9 (Liability of the Seller) and without prejudice to or precluding any other rights or remedies which the Purchaser may have under this Agreement or the Law, however, subject to clause 9.10, the Seller undertakes to indemnify and hold the Purchaser and each of the Group Companies harmless (vrijwaren en schadeloosstellen) against all actions, charges, claims, costs, loss, damage and expenses (including fees of legal and other advisers) for and in relation to each of the following matters:

(A)	any third party claiming that any Group Company should have applied a different collective labour agreement in the period up to Completion than the collective labour agreement applied by it;

(B)	any third party claiming that Group Company should have been a party to, and having its employees participate in, a different pension fund in the period up to Completion than the pension fund it was a party to and had its employees participate in; and

(C)	any unpaid license fees and/or penalties in relation to the use of Microsoft software in the period up to 31 December 2016, as apparent from the audit on the used Microsoft software as conducted by Microsoft in the context of the Transaction.

11.2	The Purchaser’s right to claim under the indemnities in this clause 11 lapses after:

(A)	3 years after the Completion Date with respect to the indemnities in clauses 11.1(A) and 11.1(B);

(B)	18 months after the Completion Date with respect to the indemnity in clause 11.1(C),

unless prior to the relevant expiry date notice of a (contingent) claim has been given by the Purchaser to the Seller.

11.3	Purchaser may opt in its sole discretion to claim Damage for breach of Warranty or under an Indemnity.

IP Indemnity Option

11.4	If the Purchaser becomes aware of an actual or threatened claim against the Group for infringement of any Intellectual Property Rights of a third party (an "IP Claim") and it is reasonably likely that the same negatively impacts the Group’s EBITDA for 2017 and/or 2018, the Purchaser shall inform the Seller thereof in writing as soon as practicable, stating, to the extent reasonably possible, the facts and circumstances of the IP Claim and the potential related damage and exposure (the "IP Claim Notice").

11.5	Within a period of 15 Business Days after the IP Claim Notice (the "IP Claim Review Period"), the Seller may decide to undertake to indemnify and hold the Purchaser’s Group and each of the Group Companies harmless (vrijwaren en schadeloosstellen) against all actions, charges, claims, costs, loss, damage and expenses (including fees of legal and other advisers) for and in relation to the IP Claim and to provide the Purchaser’s Group and the Group Companies with sufficient security in relation to its associated obligations, by giving written notice to the Purchaser in the form as set out in Schedule 12 (IP Indemnity Option Notice),

11.6	The Purchaser shall, and shall procure that the Group Companies shall, during the IP Claim Review Period and at the Seller’s costs provide the Seller and the Seller's advisers with all information, assistance and access to stock, books and records of account, documents, files, papers and other information stored electronically or otherwise which they may reasonably require for the purposes of assessing the IP Claim.

11.7	In the event that the Seller undertakes to indemnify and hold the Purchaser’s Group and each of the Group Companies harmless for and in relation to the IP Claim, such indemnity undertaking will constitute and qualify as an "IP Indemnity" and the IP Claim will constitute and qualify as an "Indemnified IP Claim".

11.8	The Seller’s liability under an IP Indemnity shall not be subject to the limitations of clause 9.6 through 9.10, nor shall the amount claimed or paid under an IP Indemnity count to the liability cap as per clause 9.6.

12.	Tax Arrangements

The tax arrangements set forth in Schedule 13 (Tax Arrangements) shall apply between the Parties.

13.	External Claim

13.1	The Purchaser will, as soon as reasonably practicable after becoming aware of the same, notify the Seller of any matter which will or would be reasonably likely to result in an actual or threatened claim, demand or proceeding against the Purchaser or any of the Group Companies (each, a "Purchaser Indemnitee", and such claim an "External Claim"), or of any fact or matter which may give rise to an External Claim in relation to which it appears that the Purchaser Indemnitee is, or might be or might become, entitled to claim against the Seller in respect of any of the Warranties or the Indemnities. The Purchaser Indemnitee shall to the extent reasonable and practicable in the circumstances and subject to Law and regulation or any legal obligations of confidentiality owed to a third party or to any requirement imposed on Purchaser Indemnitee or any of its Affiliates, notify the Seller in writing specifying in reasonable detail the nature of the potential liability and, so far as practicable, the amount likely to be claimed. The failure to notify the Seller in writing under this clause 13.1 shall not in any way affect the Purchaser Indemnitee's right to make a claim for indemnification under this Agreement, except to the extent that such failure to notify the Seller in time has caused or aggravated the Damage.

13.2	The Purchaser shall procure that it shall not make any admission of liability or enter into any settlement or compromise in relation to the (potential) External Claim without the prior consent of the Seller, which consent shall not be unreasonably withheld, delayed or conditioned.

14.	Non-Compete

14.1	The Seller and the Seller's Guarantor shall, and shall procure that the Seller’s Group shall, refrain during a period of 2 years from the Completion Date, both directly and indirectly through one of its Affiliates or otherwise:

(A)	within the Territory from any business activities (including but not limited to participation as shareholder, financier, partner or in any other capacity), which are in competition with the Business or the activities of the Group Companies or any business in the automotive / vehicle electronics business comparable to the Business or the activities of the Group Companies; and

(B)	to tempt, or try to tempt any Key Employee, who has been employed at any moment by the Group Companies in the period of 2 years preceding such an attempt into working for itself or any of its Affiliates or third parties; and

(C)	to tempt or try to tempt suppliers or customers of the Group Companies to (partially) stop doing business or reduce the level of trade with any of the Group Companies.

14.2	As from the Completion Date, the Seller and the Seller's Guarantor shall, and shall procure that the Seller's Group and its Related Parties shall, refrain from the use of any of the Intellectual Property Rights owned by or exclusively licensed to the Group Companies.

14.3	In the event of a breach by the Seller or the Seller's Guarantor of their obligations pursuant to this clause 14 (Non-Compete), the Seller or the Seller's Guarantor shall forfeit to the Purchaser, or as the Purchaser may direct one of the Group Companies, without any further notice or demand being required, an immediately payable penalty in the amount of €250,000 (in words: two hundred fifty thousand euro) for each violation and €25,000 (in words: twenty-five thousand euro) for each day that such violation took place or continues, provided that a penalty for each day that such violation would only be forfeited after a remedy-period of 3 business Days following written notification of such violation to the Seller and/or the Seller's Guarantor, without limiting or precluding the right of the Purchaser to claim from the Seller’s specific performance or actual damage which the Purchaser or the Group Companies have incurred. The Seller, the Seller's Guarantor and the Purchaser agree that this penalty is reasonable in the light of the interests of the Purchaser in relation to the non-compete undertakings in this clause 14 (Non-Compete).

15.	Confidentiality and Public Announcement

15.1	Except to the extent required by Law or applicable stock exchange regulations, no Party will not disclose or use any information contained or referred to in this Agreement. The draft of the press release that the Purchaser shall publish following the execution of this Agreement is attached as Schedule 17 (Press Release).

15.2	The Seller shall, and shall procure that each of its Affiliates and Related Parties, shall keep confidential all information relating to the Group Companies and/or provided to it by or on behalf of the Purchaser or otherwise obtained by or in connection with this Agreement and/or Transaction which relates to the Purchaser or its Affiliates.

15.3	The Seller and the Purchaser will provide 2 Business Days’ advance notice to each other on the timing and tenor of any public announcement of this Agreement and/or the Transaction and will not divulge the terms of this Agreement to any third party, except as required by Law or applicable stock exchange regulations.

16.	Binding Effect

All the terms, provisions, covenants and conditions of this Agreement shall only be binding upon and inure to the benefit of and be enforceable by the Parties hereto after this Agreement has been signed by all Parties, provided that any terms, provisions and conditions of this Agreement made expressly for the benefit of the Group Companies shall to the extent they are not a party to this Agreement be deemed (i) to be an irrevocable third party stipulation (derdenbeding) and (ii) to have been stipulated by the Purchaser.

17.	Assignment

No Party may assign, transfer, charge, delegate, sub-contract or otherwise deal with all or any rights or obligations under this Agreement without the approval of the other Parties, save that:

(A)	the Purchaser can and may, at any time assign, transfer, charge, sub-contract or otherwise deal with all or any part of its rights, entitlements, obligations and benefits under this Agreement and any agreement referred to herein, to any transferee of the Sale Shares or to any future transferee of the Sale Shares that is an Affiliate of the Purchaser; and

(B)	the Purchaser will be entitled to create a right of pledge over its rights under this Agreement in favour of one or more banks.

18.	Partial Invalidity

In the event that one or more clauses of this Agreement is or is held invalid or unenforceable, the other clauses of this Agreement will continue to be effective. The Parties undertake that they will use all their reasonable endeavours to replace any invalid or unenforceable provision by a valid provision, the effect of which is as close as possible to the intended effect of the invalid or unenforceable provision, taking into account the object and the purpose of this Agreement.

19.	Exclusion

The Parties acknowledge and agree that the provisions of this Agreement shall derogate from, and exclude the applicability of, the provisions of title 1 of book 7 of the Dutch Civil Code and section 6:89 of the Dutch Civil Code.

20.	Entire Agreement

This Agreement contains all arrangements the Parties have made on the subject. It replaces all other (previous) arrangements, agreements or representations, written or oral, which the Parties have made or have entered into on the subject.

21.	Counterparts

This Agreement may be executed in any number of counterparts by the Parties to it, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

22.	Expenses

Each Party hereto shall pay its own expenses incurred or to be incurred in connection with the negotiation and preparation of this Agreement and the consummation of the Transaction. The costs for the execution of the deed of transfer and all other costs for the Notary shall be borne by the Purchaser.

23.	Payments

23.1	If any Party becomes liable to pay any sum pursuant to this Agreement, whether a fixed sum or by way of damage or otherwise, this Party will be liable to pay interest on such sum from the due date for payment at the annual rate of 3% (in words: three per cent) accruing on a daily basis until payment is made, whether before or after any judgment.

23.2	Any amounts payable by a Party in relation to this Agreement shall be paid free and clear of all deductions or withholdings whatsoever, save only as may be required by Law. If any such deduction or withholding is required by Law to be made, the relevant Party shall pay such sums as, after deduction or withholding has been made, will leave the beneficiary of the payment with the same amount as it would have been entitled to receive in the absence of any such requirement to make such deduction or withholding.

23.3	None of the Parties shall be entitled to set-off (verrekenen) or suspend (opschorten) any payment pursuant to this Agreement, provided that in addition to all other remedies and terms and conditions of this Agreement or by Law, the Purchaser is entitled to set-off (verrekenen) any payment (obligation) to the Seller with any Finally Resolved Claim, and also provided that the Seller is entitled to set-off any payment (obligation) to the Purchaser with an Earn Out payment that has been finally determined and has become due and payable in accordance with the provisions of this Agreement.

24.	Dissolution and Annulment

To the extent permitted by Law, as from the moment of transfer of the Sale Shares, each of the Parties, waives its rights, if any, to:

(A)	in whole or in part dissolve (ontbinden) or annul (vernietigen) this Agreement; and

(B)	instigate any action to do the same.

25.	Further Assurances

After Completion each Party shall, at its own cost and expense, execute and do (or procure to be executed and done by any of its Affiliates or other person) all such deeds, documents, acts and things as another Party may from time to time reasonably require in order to vest any of the Shares in the Purchaser or as otherwise may be necessary to give full effect to intention and the Transaction contemplated by this Agreement.

26.	Notary

The Notary is in the service of Simmons & Simmons LLP, the firm that advised the Purchaser in this Transaction. With reference to the rules of professional conduct of civil law notaries (Verordening beroeps- gedragsregels) as determined by the board of the Koninklijke Notariële Beroepsorganisatie, the Seller hereby agrees explicitly that the Purchaser is assisted by Simmons & Simmons LLP in relation to this Agreement and any agreements that may be concluded and any disputes that may arise in connection therewith.

27.	No Implied Waiver

27.1	No delay or omission of any Party in exercising any right, power or privilege under this Agreement shall operate to impair such right, power or privilege or be construed as a waiver thereof and any single or partial exercise of such right, power or privilege shall not preclude any other or future exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided are cumulative and non-exclusive of any rights or remedies provided by law, unless the Parties expressly agree otherwise.

28.	Notices

28.1	All announcements, communications or notices (and the copies thereof in accordance Schedule 11 (Notices)) to the Parties with, under or in connection with the matters contemplated by this Agreement shall be made or given in writing to the addresses mentioned in Schedule 11 (Notices) as long as the relevant Party does not give notice to the other Parties of any other addresses.

28.2	Notices and announcements delivered in accordance with the provisions of, and pursuant to, this Agreement shall be deemed to have been received at the following moments:

(A)	if sent by registered letter or courier: at the date of delivery evidenced by the return receipt;

(B)	if sent via fax: at the time of sending evidenced by the dispatch note if sent between 08:00 and 18:00 hours local time of the recipient, and otherwise at start of business in the country of the recipient on the next Business Day; and

(C)	if sent via email: at the date and time of delivery to the recipient, evidenced by a confirmation of receipt by the recipient which, for the avoidance of doubt does not include an automatically and electronically generated response by or on behalf the recipient (e.g. "out of office").

28.3	The delivery of the copy of any announcements, communications or notices in accordance with Schedule 11 (Notices) shall not constitute or deem to constitute notices or announcements delivered to a Party in accordance with this Agreement until such notice or communication has been delivered in accordance with this Agreement to that Party as well.

29.	Governing Law and Jurisdiction

29.1	This Agreement and any contractual and non-contractual obligations arising there from shall be governed exclusively by Dutch law.

29.2	All disputes arising out of or in connection with this Agreement or further agreements resulting thereof shall in first instance be discussed between the chief executive officers of the Seller and the Purchaser, within 20 days of a written request to that effect from either the Seller or the Purchaser. In the event the chief executive officers cannot reach an amicable solution within 60 days of the written notice referred to in the previous sentence, the dispute will be settled by arbitration in accordance with the rules of the Netherlands Arbitration Institute (Nederlands Arbitrage Instituut). The Arbitral Panel will consist of three arbitrators and the proceedings will be conducted in English (unless the Parties agree otherwise) in Amsterdam, The Netherlands. The Arbitral Panel will rule in accordance with provisions of Dutch law. To the extent permitted by Law, all injunctions, provisional measures, requests for the preliminary hearing of witnesses shall be submitted to the exclusive jurisdiction of the District Court of Amsterdam, The Netherlands.

[signature page relating to share sale and purchase agreement relating to Orlaco]

WIDE-ANGLE MANAGEMENT B.V.

/s/ H.G. van Beusekom
By:	H.G. van Beusekom
Title:	managing director (bestuurder)

STONERIDGE B.V.

/s/ J. DeGaynor		/s/ Parveen Soebrati
By:	J. DeGaynor	By: Parveen Soebrati
Title:	managing director A (bestuurder A)	Title: managing director B (bestuurder B)

STONERIDGE, INC.

/s/ J. DeGaynor
By:	J. DeGaynor
Title:	President & Chief Executive Officer

EXPLOITATIEMAATSCHAPPIJ DE BERGHAAF B.V.

/s/ H.G. van Beusekom
By:	Wide-Angle Management B.V.
Title:	managing director (bestuurder)
By:	H.G. van Beusekom
Title:	managing director (bestuurder)

For acceptance of and agreement to clauses 9.15 to 9.19 (including) and clause 14 (Non-Compete):

Mr. H.G. van Beusekom

/s/ H.G. van Beusekom

SCHEDULE 3 - Calculation Earn-Out EBITDA

1.	Normalizations

1.1	In determining the Earn-Out EBITDA for 2017 and 2018 (which are decisive for determining the Earn-Out), the EBITDA for each of such years shall be normalised (i.e. these items shall be added or deducted, as the case may be, such that these items are not reflected in the Earn-Out EBITDA for the relevant year) for each of the following items:

(i)	any items of costs or benefit that are (a) out-of-period or (b) non-operating and outside the ordinary course of the Group’s business;

(ii)	any transaction and financing cost related to the transactions contemplated by this Agreement.

(iii)	any costs specifically arising in connection with the integration of the Group in the group or the business of the Purchaser and any reorganizations or restructurings related thereto and not part of the normal operating expenses of the business;

(iv)	any management fees or other costs charged by the Purchaser or Affiliates of the Purchaser and their Related Persons (other than the Group Companies) in connection with any management or consultancy services, except for costs directly attributable to, and for the benefit of, the Group;

(v)	any adverse effects on EBITDA from any matter undertaken by the Group listed in paragraph 1.3 of Schedule 4 (Earn-Out Covenants);

(vi)	any Damages suffered by the Group if and to the extent these have been indemnified and paid by the Seller to the Purchaser;

(vii)	any Damages suffered by the Group in relation to an Indemnified IP Claim if and to the extent these have been indemnified and paid by the Seller to the Purchaser;

(viii)	any costs and expenses incurred in connection with the consulting agreement between Orlaco Products B.V. and Wide-Angle Management B.V.;

(ix)	any sales proceeds from the Omniradar Shares should these be acquired by one or more of the Group’s co-shareholders in Omniradar pursuant to the change of control provision relating to Omniradar; and

(x)	the difference between €400,000 (four hundred thousand euro) and the actual aggregate costs and expenses incurred in connection with the employment or retention of a new CEO and/or new CFO of the Group.

1.2	The EBITDA shall not be normalized for expenses or Damages of any member of the Group in relation to the MEKRA Litigation, which will be included as operating expenses in the calculation of the operational profit. For purposes of clarity in determining the Earn-Out EBITDA, during the first two years following Completion, any expenses or Damages incurred in relation to the MEKRA Litigation by any member of the Group or Purchaser ‘s Guarantor shall be allocated 30% to the Group and 70% to Purchaser’s Guarantor. Product development expenses will also be included as operating expenses (and not capitalized) in the calculation of EBITDA.

SCHEDULE 4 – Earn Out Covenants

1.	Covenants between Completion and Earn-Out determination/payment

1.1	The following covenants shall apply during the period from Completion through 31 December 2018.

1.2	The Purchaser shall procure that the Group Companies and the business of each of the Group Companies are continued to be operated and managed in their ordinary course, and not amend or deviate from the Group Companies' current procurement, sales, inventory (management) or investment policy if such amendment or deviation can reasonably be expected to adversely impacts the EBITDA 2017 and/or the EBITDA 2018.

1.3	Except where it regards matter contemplated by the Agreement, the Purchaser shall inform the Seller if the Group Companies undertake any of the following matters and such matter can reasonably be expected to have a materially adverse effect on the EBITDA 2017 and/or the EBITDA 2018:

(A)	The entry into any transaction, arrangement or understanding with the Purchaser or any of its Affiliates (excluding, for the avoidance of doubt, any Group Company) (a "Related Party Transaction") other than on an at arm's length basis and in accordance with past practices.

(B)	The acquisition or disposal of any legal entity or business or the share or loan capital of any legal entity.

(C)	The entry into any joint venture or merger with another legal entity.

(D)	The entry into any legal partnership with another legal entity.

(E)	Any listing, amalgamation, demerger, merger, corporate reconstruction or consolidation of any member of the Group, however effected.

(F)	Any fees or expenses associated with accelerated prepayments of any loan or facility.

(G)	The disposal, transfer, lease or license of any asset outside of the ordinary course of business.

(H)	Discontinuation of (any material part, division or unit of) the business of any of the Group Companies (whether by way of sale, transfer, dissolution, liquidation or otherwise);

(I)	The entry into any unusual or onerous contract or arrangement or any contract or arrangement outside of the ordinary course of business.

(J)	Any change in the accounting and valuation methods and policies unless such adjustment is required by applicable law.

1.4	If any of the matters described in paragraph 1.3 above occurs and the Purchaser has given notice to the Seller as set out in paragraph 1.3, the Purchaser and the Seller will discuss such matter and will try to agree on the relevant reasonable normalisations on the EBITDA 2017 or the EBITDA 2018 of any member of the Group. If either the Purchaser or the Seller considers that the implementation of such matter has an impact on the EBITDA 2017 or the EBITDA 2018 of any member of the Group and the Purchaser and the Seller cannot reach agreement on the relevant normalisation(s), the Seller or the Purchaser (as the case may be) may request the Accountant, in the context of the review procedure set out in clauses 5.13 et seq., to render binding advice as described in clause 5.17 on the relevant normalisation(s) and to include the effects thereof (if any) in the outcome of his binding advice. As a result, all normalisations on which the Seller and the Purchaser do not agree, will be dealt with in one final binding advice. The aforementioned will in no way limit the right of the Purchaser to implement any of these matters without the consent of the Purchaser.

1.5	The Purchaser shall provide the Seller with quarterly reports (within 30 days following the last day of a calendar quarter) showing (on a line item basis) (i) the EBITDA and suggested normalizations in accordance with Schedule 3 (Calculation Earn-Out EBITDA) for each quarter passed since 1 January 2017 and a latest estimate for the EBITDA 2017 and EBITDA 2018 and (ii) any Related Party Transactions.

SCHEDULE 8 - Warranties

1.	Status of the Seller

1.1	The Seller is duly organized and validly existing under the Laws of the Netherlands as a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid).

1.2	The Seller has full power and authority without requiring the consent of any other person, and has taken all necessary corporate actions, to enter into and exercise its rights and perform its obligations under this Agreement and all other documents to be executed by the Seller and its Affiliates at Completion.

1.3	No consent by or filing with any Authority on the part of the Seller or its Affiliates or the Group Companies is required in connection with the sale or transfer of the Sale Shares pursuant to this Agreement or the consummation of the Transaction or any other transaction contemplated hereby under the Laws of any relevant jurisdiction.

1.4	Neither the execution of this Agreement nor the consummation of the Transaction by the Seller or the Group Companies does or will constitute a violation of any agreement or obligation binding on the Group Companies nor is there any pending or threatened action, nor is there any basis for such action, which might jeopardise the validity of this Agreement or challenge the Transaction.

1.5	The Agreement has been validly executed by the Seller and constitutes the valid and binding obligations of the Seller enforceable in accordance with its terms.

1.6	The Seller's Guarantor is not married and is not a partner in a registered partnership.

2.	The Group Companies

2.1	Each of the Group Companies has been duly incorporated under the Laws of applicable jurisdiction, validly exists and has all requisite power to carry on its business as presently conducted.

2.2	No decision has been taken to amend the articles of association or other constitutional documents of any of the Group Companies.

2.3	Each of the Group Companies is, if required by Law, duly registered with the trade registers held by the competent Authority in accordance with applicable Law and all necessary statements with respect to the Group Companies to the Authority have been made.

2.4	None of the Group Companies has been dissolved and no resolution to dissolve any of the Group Companies has been adopted and there is no action or request pending or threatened to accomplish such dissolution and there are no facts or circumstances which could lead to such action or request or dissolution.

2.5	None of the Group Companies has filed for or been granted a moratorium of payment or has been declared bankrupt, is insolvent or unable to pay its debts, all within the meaning of applicable Law and no action or request is pending to declare any of the Group Companies bankrupt or similar concept under applicable Law.

2.6	None of the Group Companies holds an interest in a body incorporated or unincorporated, which is not either (i) another Group Company or (ii) the Omniradar Shares.

3.	The Shares

3.1	The Shares have been validly issued, are fully paid and no obligations exist for anyone to make further contributions to the Shares. The Shares are free and clear of Encumbrances. The Shares constitute the entire issued share capital of the Group Companies.

3.2	There have been no depositary receipts of shares (certificaten van aandelen) of the Shares issued which are still outstanding. No share certificates (aandeelbewijzen) of any one or more of the Shares are issued and still outstanding. The Seller is the sole and exclusive legal and beneficial owner of the Sale Shares. The Group Companies are the sole and exclusive legal and beneficial owners of the Shares of which Schedule 1 (Group Companies) indicates they are the shareholder of.

3.3	Neither the Seller nor the Group Companies have granted any rights to acquire shares in the Group Companies through subscription, option, conversion or otherwise.

3.4	Neither the Seller nor the Group Companies have an actual or contingent obligation to transfer any of the Shares to a third party with the exception of the obligations of the Seller to the Purchaser arising out of this Agreement nor to create any Encumbrance in respect of the Shares.

3.5	The Seller has full right, power and authority to sell and transfer the Sale Shares.

Omniradar

3.6	Omniradar has been duly incorporated under the laws of the Netherlands, validly exists and has all requisite power to carry on its business as presently conducted. No decision has been taken to amend the articles of association or other constitutional documents of Omniradar.

3.7	Omniradar is duly registered with the trade registers held by the competent Authority in accordance with applicable Law and all necessary statements with respect to Omniradar to the Authority have been made.

3.8	Omniradar has not been dissolved and no resolution to dissolve Omniradar has been adopted and there is no action or request pending or threatened to accomplish such dissolution and there are no facts or circumstances which could lead to such action or request or dissolution.

3.9	Omniradar has not filed for or been granted a moratorium of payment or has been declared bankrupt, is insolvent or unable to pay its debts, all within the meaning of applicable Law and no action or request is pending to declare Omniradar bankrupt or similar concept under applicable Law.

3.10	The Omniradar Shares constitute 21% (in words: twenty one per cent) of the total outstanding and placed share capital of Omniradar. The Omniradar Shares have been validly issued, are fully paid and no obligations exist for anyone to make further contributions to the Omniradar Shares. The Omniradar Shares are free and clear of Encumbrances.

3.11	There have been no depositary receipts of shares (certificaten van aandelen) of the Omniradar Shares issued which are still outstanding. The Group Companies are the sole and exclusive legal and beneficial owners of the Omniradar Shares. Neither the Seller nor the Group Companies have granted any rights to acquire any of the Omniradar Shares through subscription, option, conversion or otherwise.

3.12	Neither the Seller nor the Group Companies have an actual or contingent obligation to transfer any of the Omniradar Shares to a third party with the exception of the obligations of the Seller to the Purchaser arising out of this Agreement nor to create any Encumbrance in respect of the Omniradar Shares.

4.	Other business of the Seller’s Group

No member of the Seller’s Group nor any Affiliate of them has any interest, direct or indirect, in any business which competes with the Business as now carried on.

5.	The Accounts and assets

5.1	The Accounts and the Interim Accounts have been prepared in accordance with Dutch GAAP and the Accounting Principles consistently applied and have been drawn up in accordance with the provisions of the Law.

5.2	The Accounts and the Interim Accounts show, on a consolidated basis, a true, complete and fair view of the financial position of the Group as at the Accounts Date or Interim Accounts Date, as applicable, and of their profit and loss for the period then ended, and the Accounts and the Interim Accounts incorporate all the assets and liabilities and results of the Group as at the Accounts Date or Interim Accounts Date, as applicable, which are required to be incorporated therein under Dutch GAAP. To Seller’s Knowledge, as at the Completion Date the Group does not hold any liabilities other than other than those included in the balance sheet which forms part of the Interim Accounts or that have arisen in the ordinary course of the Business since the Interim Accounts Date.

5.3	The books and records of the Group have been maintained and each transaction is properly and accurately recorded on the books and records of the applicable member of the Group, all in accordance with sound business practices and all applicable legal requirements (including the Anti-Bribery Laws) and duly reflect all financial transactions of the Group which are required to be reflected in accordance with the Accounting Principles or Dutch GAAP.

5.4	Except for any assets disposed of in the ordinary course of business of the Group since the Accounts Date, the Group Companies are the legal and beneficial owner or hold a valid right to use all assets presented in the balance sheet which forms part of the Accounts and no Encumbrance exists in respect of these assets and all assets that have not been depreciated fully are reflected in the Accounts.

5.5	None of the members of the Group is at Completion a party to or liable (including contingently) under any Guarantee and as at Completion there is not outstanding any such Guarantee given by or for the benefit of any member of the Group.

5.6	All machinery, equipment, furniture and fixtures, tools, vehicles, computers and related assets of the Group (other than such non-working assets as are kept solely as a source for spare parts), are in a good state of maintenance and repair, subject to normal wear and tear, is adequate for the current use by the Group and constitutes all of the property and assets necessary to conduct the business of the Group as currently conducted.

5.7	All inventory (including but not limited to raw materials, work-in-process and finished goods) of the Group consists of a quality usable and saleable in the ordinary course of business. All inventory of the Group has been valued at the lower of cost or market in accordance with the Accounting Principles and Dutch GAAP. No inventory of the Group is on consignment or located at a third party location. The reserves for excess and obsolete inventory included in the Interim Accounts are adequate.

5.8	No customer of the Group has the right to return for credit or refund items pursuant to any agreement, understanding or practice of the Group with respect to taking back any product (other than with respect to defective products).

5.9	All accounts and notes receivable of the Group represent sales or fees actually made or generated in the ordinary course of business or otherwise valid claims. The reserve in the Interim Accounts against the accounts receivable for returns and bad debts has been calculated in accordance with the Group’s regular accounting methods and in a manner consistent with past practice and Dutch GAAP. No disputes, counterclaims, defences or offsetting claims with respect to the accounts or notes receivable of the Group are pending or, to Seller's Knowledge, threatened. The Group has not agreed to any deduction, free goods, discount or other deferred price or quantity adjustment with respect to any of its accounts receivable. None of the accounts and notes receivable derive from transactions, directly or indirectly, with shareholders, members or Affiliates of any of the Group Companies.

5.10	All accounts payable of the Group arose in bona fide arm’s-length transactions in the ordinary course of business, and are not payable to any person that is an Affiliate of any of the Group Companies. Since the Accounts Date, the Group has paid its accounts payable in the ordinary course of business and in a manner that is consistent with past practices.

6.	Events since the Accounts Date

6.1	Since 31 December 2015 up to the Completion Date the Group:

(A)	has conducted the Business in a normal and proper manner so as to maintain it as a going concern in the ordinary course and in a manner consistent with the past;

(B)	has not entered into any investments or investment commitments in excess of €250,000 (in words: two hundred fifty thousand euro) in aggregate or assumed liabilities in excess of €250,000 (in words: two hundred fifty thousand euro) in aggregate or plans to enter into such commitments except for such divestments, commitments or liabilities within the ordinary course of business;

(C)	has not disposed of or agreed to dispose of any assets with a value in excess of €250,000 (in words: two hundred fifty thousand euro) except for disposals of products in the ordinary course of trade;

(D)	has not acquired, or agreed to acquire, or disposed of or agreed to dispose of, any share, shares or other interest in any company or partnership;

(E)	has not entered into or renewed any Guarantee or other arrangement to secure any obligation of any member of the Seller’s Group or third party or created any Encumbrance over any part of the assets of a Group Company except in the ordinary course of the Business or in accordance with this Agreement;

(F)	has not entered into any Material Customer Contract or Material Supplier Contract;

(G)	none of the parties to the Material Customer Contract or Material Supplier Contract have terminated or indicated to terminate any Material Customer Contract or Material Supplier Contract;

(H)	has not amended the articles of association or by-laws of a member of the Group;

(I)	has not entered into any employment contract or contract for services with a gross remuneration on an annual basis of more than €100,000 (in words: one hundred thousand euro);

(J)	has not made any change in the terms and conditions of employment of any Key Employees or terminated the employment of any Key Employees (except for termination for cause i.e. gross negligence or conscious misconduct);

(K)	has not made or proposed any change or additions to any Pension Plan or grant or made or proposed any change or additions to other employee benefit plans other than as required by the applicable Laws or the existing collective agreements; and

(L)	has paid its creditors and collected its debtors consistent with past practice.

7.	Material Contracts

7.1	The Data Room contains a true and accurate copy of all contracts which relate to the Business as carried on by the Group at the date of execution of the Agreement and to which the Group is a party and in respect of which the obligations have not yet been completely fulfilled ("Material Contracts"), among which the following:

(A)	agreements relating to the acquisition or sale of interests in other companies or businesses;

(B)	joint venture agreements;

(C)	agency – and distributor agreements;

(D)	loan and credit facility agreements;

(E)	financial lease agreements;

(F)	bonds, notes or any other similar debt instrument;

(G)	Guarantees;

(H)	agreements for foreign exchange transactions, trading of derivatives and currency hedging transactions;

(I)	agreements or licences relating to intellectual property rights;

(J)	agreements containing any non-compete or exclusivity provisions;

(K)	agreements containing change of control provisions;

(L)	Material Customer Contracts and Material Supplier Contracts; and

(M)	joint development agreements and revenue sharing agreements.

7.2	All Material Contracts are in full force and effect, are performed and are enforceable in accordance with their terms and there is no breach by the Group which would invalidate or give rise to ground for the termination of any Material Contract and none of the members of the Group is in breach of any Material Contract.

7.3	To Seller's Knowledge none of the members of the Group is a party to any Material Contract of which any other party, is or is alleged to be in default in respect of such Material Contract.

7.4	The Transaction does not give any party the right to terminate, modify or enforce negative measures under any Material Contract or any negotiations with the counterparties of the Group on the basis of their contractual terms.

8.	Customers and Suppliers

8.1	No customer or supplier has announced, and to Seller's Knowledge there is no reasonable basis on which to expect one will, as a result of the consummation of the Transaction, a termination or reduction in the scope or character of its relationship with the Group.

9.	Related party transactions

9.1	There is not, and there has not at any time during the last 3 years, been any financially contract to which a member of the Group is, or was, a party and which is or was made with a party in which a Seller or an Affiliate of a Seller was a shareholder or debt or equity investor.

9.2	Except as set out in the Agreement no indebtedness (actual or contingent) and no contract or arrangement is outstanding between any member of the Group and the Seller or a member of the Seller’s Group or any of its Affiliate.

10.	Powers of Attorney

10.1	No member of the Group has given any power of attorney which is still outstanding to any person to enter into any contract on its behalf other than to its employees.

10.2	The Data Room sets forth the name of each bank in which the Group maintains any account, along with the account number and the names of all persons authorized to draw thereon or to have access thereto.

11.	Authority

The Group possesses all governmental licenses, consents and other permissions and approvals required to carry on the Business in its present form and scope and the Group has complied with the conditions of such licenses, consents, permissions and approvals.

12.	Conduct of business

12.1	No investigation or enquiry is being or has been conducted by any Authority in respect of the affairs of any member of the Group nor, are there to Seller's Knowledge any circumstances which are likely to give rise to any such investigation or enquiry.

12.2	In the period 5 years prior to the Completion Date, no member of the Group has been suspended or excluded from bidding on contracts or subcontracts for any Authority or other party nor to Seller’s Knowledge has such suspension or exclusion been threatened or announced to the Group.

12.3	No officer, director or employee of the Group or any agent, distributor, joint venture partner, sales representative or employee thereof, has (i) used any funds for unlawful contributions, gifts, entertainment, political contributions, or otherwise made unlawful payments or expenses or received any unlawful payments, (ii) offered, made, promised to make, or authorized the making of any gift or payment of money or anything of value either directly or indirectly to any officer or employee of a Governmental Entity, or to any person acting in an official capacity for or on behalf of any such Governmental Entity or to any political party or candidate for political office (all of the foregoing individuals being individually and collectively referred to herein as "Officials") for purposes of (A) influencing any act or decision of such Official in his official capacity, or (B) inducing such Official to do or omit to do any act in violation of the lawful duty of such Official, or (C) inducing such Official to use his influence with a Governmental Entity to affect or influence any act or decision of such Governmental Entity in connection with the business or activities of the Group, including, but not limited to, obtaining, retaining or directing or assisting in obtaining, retaining or directing business to the Group.

12.4	There are no proceedings pending or to Seller's Knowledge threatened or expected between the Group or Seller and any Governmental Entity in relation to the Business or the Group Companies. The Group has not received any notice or other written communication from any competent Authority or other person regarding any actual or alleged violation of or failure to comply with any applicable Law (including but not limited to any competition Law) or any Anti-Bribery Law.

12.5	No member of the Group maintains off-the-books accounts and the Group’s assets are used only in accordance with the Group’s management directives.

12.6	The Group and Seller have prepared and timely applied for all import and export authorizations, and have submitted or filed all necessary reports or notices required in accordance with all applicable Law for the conduct of the Business.

12.7	All goods produced, manufactured, sold or supplied (and all stocks of such goods) by each member of the Group have been produced, manufactured, sold or supplied in compliance with (A) all applicable laws, health and safety and other regulations and standards, and (B) the contractual terms under which such goods (and all stocks of such goods) have been manufactured, sold or supplied, and the Group is not liable for replacement thereof or other damages in connection therewith. Any warranty claims solely relate to and have arisen in the ordinary course of the Group’s business and are accurately reflected on the reserves set forth on the Accounts in accordance with historical practices. Each member of the Group has obtained the applicable or required certifications for such goods.

12.8	There have been no product recalls in relation to any product manufactured, sold or delivered by or on behalf of any Group Company during the last 5 years.

12.9	The Group Companies have not received any subsidies, other governmental intervention or benefit nor similar grants or payments from Governmental Entities.

13.	Data Protection

13.1	The Group complies with all relevant requirements of the applicable data protection laws and similar Law.

13.2	The Group has not received a notice or complaint alleging a breach by it of such Law.

13.3	No individual has been awarded compensation from the Group under such Law.

14.	Compliance with Laws; Competition Law

14.1	The Group is currently in compliance with, and at all times during the five-year period prior to the Completion Date has been in compliance with, all applicable Law, including without limitation any competition Law. The Group and its agents, distributors, joint venture partners, sales representatives and employees in connection with the business or activities of the Group are currently in compliance with, and at all times during the five-year period prior to the Completion Date have been in compliance with, all Anti-Bribery Laws.

14.2	The Group Companies are not nor have been a party to an agreement or arrangement or is conducting or has conducted itself in a manner which infringes Articles 101 and 102 of the Treaty on the Functioning of the European Union (formerly Articles 81 and 82 of the EC Treaty).

14.3	None of the Group Companies is engaged in any agreement, arrangement, practices or conduct which would amount to an infringement of any competition (anti-trust) law of any jurisdiction in which the Group conducts of the Business.

15.	Insurance

15.1	The insurance policies taken out by the Group are listed in the Data Room. No written notifications have been received by the Group with regard to the non-renewal of any insurance policy or continuation or renewal on less favorable terms and conditions.

15.2	All such policies are in force and effect and no claims are outstanding and to Seller's Knowledge no event has occurred which is likely to give rise to a claim there under.

15.3	The Group has not done, or omitted to do, anything which is likely to result in (i) the revocation, cancellation or termination of the policies of insurance currently maintained and no notice of cancellation of any such policies has been received or (ii) an increase in the premiums payable for any such insurance whereby the renewal of any such insurance may be affected has been announced. All premiums due on these policies have been duly paid.

15.4	The claims history since 1 January 2011 involving the Group under its insurance policies is set forth in the Data Room.

16.	Taxes

16.1	In the Accounts adequate provisions have been made for all Taxes not yet due including all (contingent) obligations in respect of Taxes as at the Accounts Date.

16.2	Except as provided for in the Accounts and liabilities in respect of Taxes arising in the ordinary course of business of the Group since the Accounts Date until the Completion Date, the Group Companies do not have nor will have in future any liabilities in respect of Taxes which relate to or arise from any period up to and including the Completion Date.

16.3	Each Group Company is a resident for Tax purposes solely of the country under the law of which it has been incorporated and has never been considered a resident for Tax purposes in another country nor does it have, or has had within the last 12 years, a branch, agency or permanent establishment in a different country.

16.4	All transactions made between the Group Companies of the one part and Seller or any present or former Related Party of the Seller of the other part were made on an arm’s length basis and consequently on the basis of terms which according to commercial and fiscal standards would have been suitable in comparable transactions with unaffiliated parties.

16.5	All Tax Returns required to have been filed with respect to each member of the Group and the Business have been timely filed and all such Tax Returns were complete, accurate and correct.

16.6	Each Group Company (or if applicable, the fiscal unity of which the Group Company is a part) has complied with all applicable statutory provisions, rules, regulations, orders and directions concerning Tax, including the submission of accurate Tax Returns and payments in time and providing of timely notice.

16.7	The Group Companies have been duly and timely registered for all applicable Taxes.

16.8	No liens for Taxes exist with respect to any assets or properties of the Group.

16.9	The Group has not entered into any special arrangement (including but not limited to "rulings") with any Tax Authority and is not subject to a special regime with regard to (the payment of) Taxes.

16.10	The Group does not have any Tax dispute with any Tax Authority and no adjustment of or deficiency for any Tax or claims for Tax have been proposed or assessed against any member of the Group.

16.11	All records, which any member of the Group is required to keep for Tax purposes or which would be needed to substantiate any claim made or position taken in relation to Tax by the relevant member of the Group, have been duly kept in accordance with the requirements of the Tax Authority and are available for inspection at the premises of the relevant member of the Group.

16.12	No member of the Group is liable to Tax in respect of any period up to the Completion Date, chargeable primarily on any other person or company towards the Tax Authority with respect to service agreements (inleenovereenkomsten) between any member of the Group as client (opdrachtgever) and any employment agency or any other company or person supplying management or other services to such member.

16.13	No Group Company has claimed or been granted exemptions from Taxation, roll-over relief or other Taxation facilities within the current fiscal year or the preceding 3 fiscal years to it, which could be annulled and give rise to Tax after the Effective Date as a result of non-compliance with the relevant conditions imposed.

17.	Employees

17.1	The Group has complied with applicable (labor) laws and regulations, including those concerning safety and health and the (collective) agreements relating to the employment of their employees and no present or former employee or deemed employee has a claim against the Group whether for payment of salary, termination of employment, illness or otherwise in relation to their employment, or, is such claim threatened. No Key Employee has given, or has been given, notice of termination of his employment, nor have any other termination arrangements been initiated. The group employs no person other than disclosed in the Data Room.

17.2	No proposal, assurance or commitment has been made with any person employed or contracted by the Group regarding any change to his terms of employment or working conditions or regarding the continuance, introduction, increase or improvement of any benefit, custom or any discretionary arrangement or practice except in accordance with the applicable collective labor agreements or as appears from the contracts of employment included in the Data Room.

17.3	The Group does not have any liability (i) to pay compensation for loss of office or employment or a redundancy payment to any present or former employee or (ii) to make any payment to a director or employee as a consequence of the Transaction.

17.4	The Group is not and has not been a party to a collective labor agreement other than the collective labor agreements included in the Data Room.

17.5	The Data Room contains a complete list of all employee benefit plans applicable to the employees of the Group. The terms and conditions of employment of the employees as included in the Data Room were correct and complete as at the time of preparation of the relevant overviews and since that date no changes have been made outside the ordinary course of the Business and consistent with past practice or in conformity with the requirements of the collective labor agreements. No employee of the Group is or in the past 12 months preceding the Completion Date has competed, directly or indirectly, with the Business.

17.6	In the 5 years preceding the Completion Date no collective labor action or strikes have been taken or occurred against or involving and member of the Group nor is such action or strike expected or threatened against any member of the Group.

17.7	No employee of the Group has any (i) bonus arrangement or agreement with the Group or (ii) agreement as to length of notice or severance payment required to terminate his or her employment, other than such as results by Law from the employment of an employee without an agreement as to notice or severance.

18.	Pensions

18.1	All contributions due and payable (including but not limited to costs relating to incoming or outgoing value transfers) by the relevant employer in the Group under the Pension Plans, have been paid or for the period up to the Accounts Date are fully provided for in the Accounts.

18.2	The Pension Plans are and have been operated by the Group in accordance with the requirements of the relevant Authority and all applicable Laws.

18.3	The Group has no present or future (contingent or other) obligations under any (pre)pension, early retirement or similar plan other than the Pension Plans set out in the Data Room.

18.4	The Group Companies have not entered into any commitments to grant pensions on the basis of defined benefit to their present or former employees.

19.	Litigation

19.1	None of the Group Companies is engaged in any litigation, whether civil or criminal, arbitration or administration proceeding and none is pending or threatened against the Group. To Seller's Knowledge, there is no fact or circumstance which is likely to give rise to any proceedings or claim against the Group.

19.2	There is no outstanding investigation, judgment, order, decree, award or decision of a court, tribunal, arbitrator or other Authority against, or undertaking or assurance given to such a person or body by or in relation to the Group.

20.	Intellectual Property Rights, Licences and IT

20.1	Full details of all registered Intellectual Property Rights owned or used by the Group are included in the Data Room.

20.2	The Group is the legal and beneficial owner or holds a valid right, each time free from any Encumbrances, to use all Intellectual Property Rights used in the Business (including but not limited to, any bespoke computer software or algorithms written for the Group and used in the operations of the Group), and has made all payments due under such rights, and no such payments are due within 6 months.

20.3	The Group has a valid right to use, develop, sell, license, or assign to others all Intellectual Property Rights used in the Business, subject to any contractual limitations assumed from licensors as included in the Data Room. The Group has received no written notice that there is any circumstance affecting the right of the Group to develop, license, assign, use, sell or distribute the Group’s Intellectual Property Rights owned by or licensed to the Group.

20.4	To Seller's Knowledge the trade secrets and know-how of the Group have not been disclosed by any member of the Group to any person other than the employees, representatives, agents, joint venture partners, consultants, customers and suppliers of the Group in the ordinary course of the business of the Group and where applicable under obligation of confidentiality. The Group and the Seller have taken all commercially reasonable steps to maintain and protect the trade secrets and know-how of the Group, including the confidentiality of all trade secrets and confidential proprietary information, as well as all other information thereof that derives economic value (actual or potential) from not being generally known to third persons, including taking all commercially reasonable steps to safeguard any such information that is accessible through computer systems or networks.

20.5	The Non-Eye Activities have not and do not infringe any Intellectual Property Rights of any third party and no claim has been made against the Group Companies or any such licensee in respect of such infringement. To the Seller’s Knowledge, the Eye Activities have not and do not infringe any Intellectual Property Rights of any third party and no claim has been made against the Group Companies or any such licensee in respect of such infringement. The Group has taken reasonable action and care in the development of its products and taken all reasonable action to ensure that its products do not infringe any Intellectual Property Rights of any third party.

20.6	No member of the Group has received notice claiming that it is in default under any license, permission, authorization or consent in relation to the Intellectual Property Rights.

20.7	All the IT systems of the Group, including but not limited to computer systems, and all data and information of the Group are recorded, stored, maintained or operated or otherwise held exclusively by the Group and are not wholly or partly dependent on any facilities or means, including any electronic, mechanical or photographic process, which are not under the control of the Group, other than in the ordinary course of business.

20.8	With regard to the Product Software, the Group has either entered into escrow arrangements or have the source code of all such Product Software in their rightful possession. The Group is in full compliance with all open source licenses.

20.9	The source code for all Product Software contains accurate annotations and programmer’s comments, and otherwise has been documented in a professional manner that is both (i) consistent with customary code annotation conventions and best practices in the software industry, and (ii) sufficient to independently enable a programmer of reasonable skill and competence to understand, analyze, and interpret program logic, correct errors and improve, enhance, modify and support the Product Software. The Group and the Seller have taken all commercially reasonable steps to insure that no event has occurred, and no circumstance or condition exists, and to Seller's Knowledge, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to result in a requirement that any proprietary source code of any of the software be disclosed, delivered, licensed or otherwise made available to any third party by any company or any person acting on its behalf. To Seller's Knowledge, as of the date hereof, there has been no unauthorized theft or disclosure of any proprietary source code of any of the products or offerings of the Group.

20.10	All parties, including all former and current consultants to or contractors of each of the Group Companies and any persons who have created any portion of, or otherwise who would have any rights in or to, any Intellectual Property Rights, have executed and delivered valid and enforceable written instruments that assign to the Group all Intellectual Property Rights developed by them in the course of their performing services for the Group and waived all non-assignable rights (including moral rights) to any such Intellectual Property Rights in favor of the Group. All employees of the Group who participated in the creation or contributed to the conception or development of Intellectual Property Rights relating to the business rendered services that were within the scope of their employment or such employees have otherwise validly assigned such Intellectual Property Rights to the Group and waived all non-assignable rights (including moral rights) to any such Intellectual Property Rights.

20.11	All records and data required by the Group and stored in electronic or magnetic means are capable of ready access through the present IT systems without recourse to any third party, other than in the ordinary course of business.

21.	Real estate

21.1	The Group does not own and has not owned any real estate except for the real estate listed in the Data Room (the "Owned Real Estate").

21.2	The Group has no obligations regarding (sub)lease, rent or use of real estate, other than regarding the leased real estate as listed in the Data Room (the "Leased Real Estate").

21.3	The present or past use by the Group of the Owned Real Estate and the Leased Real Estate is and has been in compliance with the applicable zoning and building Laws and in compliance with health, fire and similar Laws.

21.4	The Group has not caused the release of, or the presence of, any hazardous substance on, from or beneath the Owned Real Estate or the Leased Real Estate. The Seller is not aware of the presence of hazardous substances on or in the Owned Real Estate or the Leased Real Estate that must be or will need to be removed under current legislation.

21.5	None of the Group Companies is under any obligation to undo any renovation or alteration of any part of the Owned Real Estate or the Leased Real Estate.

21.6	The Owned Real Estate and the Leased Real Estate is in good repair and in good condition and is in such state of repair and condition as to be substantially fit for the purpose for which it is at present used and does not contain any substance or material which is defective or a risk to health or safety. No capital expenditure or annual operating expense increases are required during the two years following the Completion Date to bring the Group's business, assets, the Owned Real Estate or the Leased Real Estate such repair and condition.

22.	Environment

22.1	Each of the Group Companies has obtained all necessary Environmental Licences which are required for its operations (as conducted from time to time) and use of each of its properties in accordance with all applicable Environmental Laws, and all such Environmental Licences are in full force and effect. Each of the Group Companies has at all times complied with all applicable Environmental Laws and with the terms and conditions of those Environmental Licences, is not in violation of or liable under, any Environmental Law and there are no circumstances likely to give rise to any modification, suspension or revocation of any Environmental Licence.

22.2	There are no Hazardous Substances at, on or under, nor have to Seller's Knowledge any Hazardous Substances been emitted, escaped or migrated from any of the land, facilities and buildings presently and previously owned, leased or used by each of the Group Companies (the "Real Estate") and such Real Estate have not been used for the handling, processing, treatment, storage or disposal of Hazardous Substances and none of the Group Companies has disposed of any Real Estate used for such purpose.

22.3	The Disclosed Information contains copies of (i) all Environmental Licences, (ii) all details known by the Seller and each of the Group Companies of any environmental assessment carried out and any other environmental investigation conducted and any other report prepared by or on behalf of any member of the Seller’s Group, any of the Group Companies or any Governmental Authority in relation to the Real Estate, the Business or Assets and (iii) any and all documents concerning planned or anticipated capital expenditures required to reduce, offset, limit or otherwise control pollution and/or emissions, manage waste or otherwise ensure compliance with current or future applicable environmental Laws (including, without limitation, costs of remediation, pollution control equipment and operational changes).

22.4	There are and have been no landfills, active or inactive (including abandoned) aboveground or underground storage tanks or mining operations, uncontained or unlined storage treatment or disposal areas for Hazardous Substances or waste (whether permitted by applicable Environmental Laws or otherwise) present or carried out at, on or under any of the Real Estate.

22.5	None of the Group Companies is under any obligation to carry out any investigation, clean-up work, corrective action or other remedial work or has any financial responsibility for the costs of such investigation, clean-up work, corrective action or other remedial work, under any applicable Environmental Law.

23.	Information

23.1	The information included in the Data Room is correct and materially complete, provided that no warranty or other form of comfort, whether express or implied, is given in relation to any forward looking information or any forward looking statement.

23.2	Seller and its advisors have in the context of the questions raised by Purchaser and its advisors in the due diligence investigation not withheld any information which, had Purchaser had knowledge thereof, would have caused Purchaser not to enter into this Agreement or on different terms, including price.

SCHEDULE 9 - Purchaser's Warranties

1.	Status of the Purchaser

1.1	The Purchaser is duly organized and validly existing under the laws of the Netherlands as a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid).

1.2	The Purchaser has full power and authority without requiring the consent of any other person, and has taken all necessary corporate actions, to enter into and exercise its rights and perform its obligations under this Agreement and all other documents to be executed by the Purchaser and its Affiliates at Completion.

1.3	No consent by or filing with any Authority on the part of the Purchaser or its Affiliates is required in connection with the purchase or transfer of the Sale Shares pursuant to this Agreement or the consummation of the Transaction or any other transaction contemplated hereby under the Laws of any relevant jurisdiction.

1.4	Neither the execution of this Agreement nor the consummation of the Transaction by the Purchaser does or will constitute a violation of any agreement or obligation binding on the Purchaser nor is there any pending or threatened action, nor is there any basis for such action, which might jeopardise the validity of this Agreement or challenge the Transaction.

1.5	The Agreement has been validly executed by the Purchaser and constitutes the valid and binding obligations of the Purchaser enforceable in accordance with its terms.